UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: Annual Financial Statements 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 22, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary


STRENGTH
FOCUS
COMMITMENT

AngloGoldAshanti

Annual Financial Statements 2022

Our reporting theme

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

The theme of our 2022 reports is based on our core competitive advantages. These are our:

STRENGTH

STRENGTH – in leadership, our Mineral Resource and Mineral Reserve, our balance sheet and our progressive focus on mitigating the risks of climate change to garner a leading industry position

FOCUS

FOCUS – on implementing our new Operating Model and on improved outcomes that include reduced costs and the execution of brownfield and greenfield opportunities

COMMITMENT

COMMITMENT – to delivering growth and superior returns though our streamlined, focused portfolio and the disciplined allocation of capital

Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes and Mlb refers to million pounds
- Rounding of numbers may result in computational discrepancies



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Contents

Our 2022 reports

for the year ended 31 December 2022



Integrated Report



Mineral Resource and Mineral Reserve Report



Sustainability Report



Annual Financial Statements



Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)



The full set of 2022 reports is available at: *reports.anglogoldashanti.com*

Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investor.relations@anglogoldashanti.com*

Registration no.

1944/017354/06

AUDIT AND RISK COMMITTEE - CHAIRPERSON'S LETTER

It is my pleasure to present, on behalf of the Audit and Risk Committee (the Committee), an overview of the activities performed during the 2022 financial year. The activities and material matters deliberated on during our scheduled meetings extend beyond statutory compliance and relate to the Committee's role in supporting value creation and delivery of AngloGold Ashanti Limited's (AngloGold Ashanti or the Company and, together with AngloGold Ashanti's subsidiaries and associate companies, the Group) strategic objectives. This work assists the Group to navigate uncertainty while ensuring it remains focused on identifying and executing strategic opportunities. This report is presented in accordance with the Company's Memorandum of Incorporation, the requirements of the Companies Act, No. 71 of 2008 (the Companies Act), Principle 8 and Principle 15 and the recommended practices contained in the fourth King Report on Corporate Governance for South Africa (King IV), the JSE Listings Requirements as well as the Committee's formally approved terms of reference (available on our corporate website, https://www.anglogoldashanti.com), the latter being reviewed and approved by the board of directors (the board) on an annual basis, or more frequently if so required.

GOVERNANCE AND COMPOSITION

The Committee is an independent statutory committee comprising of 4 independent non-executive directors that collectively possess the independence, skills and knowledge to oversee and assess the strategies and the processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. All members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 16 May 2022, who also approved the fees to be paid to the members for the 2022 financial year. The Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

The members of the Committee who met 9 times during 2022 are myself, Alan Ferguson, who was elected Chairperson of the Committee, Rhidwaan Gasant, Maria Richter and Jochen Tilk. Tragically, Nelisiwe Magubane, a member of the Committee since 2020 passed away on 30 October 2022. Nelisiwe brought a wealth of experience and a unique perspective to the Committee given her rich background as an engineer in the energy sector, a regulator and businesswoman and was a lady of great integrity. The Committee's attendance of 100% through the year illustrates the high levels of engagement and commitment by the members.

Further detail on the qualifications, expertise and experience of the Committee as well as meeting attendance and the evaluation of the effectiveness and performance of the Committee can be found in the corporate governance section of the Integrated Report <IR>.

It is the Committee's principal regulatory duty to oversee and provide reasonable assurance on the integrity of the Group's internal control environment, established and maintained by management, and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and fairly present the financial position of the Group and Company and the results of their operations, i.e. are free of material misstatement.

The AngloGold Ashanti Board assumes ultimate responsibility for the functions performed by the Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards. As chairperson of the Committee, I report to the board on the Committee activities and matters discussed at each meeting, highlighting key matters that the Committee believes require action, and providing recommendations for the resolution thereof.

The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Vice President: Financial Reporting, Chief Legal Officer, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Head of Group Risk, Group Chief Digital and Information Officer, Chief Technology Officer, Vice President Group Compliance, the External Auditors, as well as other members of management are invited to attend committee meetings in an ex-officio capacity and provide responses to questions raised by committee members during meetings. At the scheduled quarterly meetings the full Committee meets separately, where necessary, during closed sessions with management, Group Internal Audit and Ernst & Young Inc. (the External Auditor, or EY).

Recommendations on the appointment of Committee members for the 2023 financial year are detailed in the Notice of Annual General Meeting <NOM> Ordinary Resolution 3.

DISCHARGING OUR DUTIES

The Committee's duties as required by section 94(7) of the Companies Act, King IV, JSE Listings Requirements and board-approved terms of reference are set out in the Committee's annually updated work plan. These duties were discharged as follows:

Financial Reporting

- reviewed half and full year results as well as trading statements and market updates
- reviewed and assessed the Key Audit Matters raised as part of the 2022 year-end audit and are in agreement with these
- assessed accounting judgements, estimates and impairments
- reviewed tax provisions and contingencies
- assessed the going concern assumptions, including the impact of the Russia-Ukraine war on supply chains and inflation and the solvency and liquidity requirements prior to the board declaring a dividend
- considered the integrity of the Group's Integrated Report, Annual Financial Statements and the Form 20-F and recommended these for approval to the board
- reviewed and considered significant legal matters that could have a material impact on the financial statements
- noted the management representation letter for the interim and final reporting period
- considered management's analysis of the JSE's latest report on the proactive monitoring of financial statements

Governance

- reviewed developments in reporting standards, corporate governance best practice and legislation
- evaluated the Committee's effectiveness
- reviewed and assessed the expertise and experience of the finance function, Interim Chief Financial Officer and Group Internal Audit
- reviewed and approved the Group Internal Audit Charter
- reviewed the terms of reference of the Committee
- held separate closed meetings with the external auditors and Group Internal Audit (where management is not present) to facilitate an exchange of views and discuss any concerns, strengthening the independent oversight of the Committee
- reviewed and refined the pre-approval policy and pre-approved the services of EY and PwC
- oversaw the initial phases of the transition process between EY and the newly appointed external auditors PwC effective for the 2023 year-end
- received semi-annual updates on compliance related matters
- received a summary of key matters discussed at regional management audit and risk committees assessing the impact thereof on governance and internal control

Internal Control and Risk Management

- assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- assessed and monitored the impact of the new operating model on the internal control environment
- reviewed the scope, resources, independence and results of Group Internal Audit
- approved the Group Internal Audit plan and monitored the execution thereof
- ensured that the combined assurance model remained fit for purpose
- received and reviewed outcomes from the Speak-up process
- monitored the governance of digital technology, including cybersecurity
- received a quarterly update on risk management within the group
- reviewed the effectiveness of Management's framework and processes used to evaluate the Company's internal control over financial reporting, including the estimation of Mineral Reserve and Mineral Resource
- reviewed the group's insurance renewal process
- reviewed and approved an updated financial risk management policy for the group

External Auditors

- as it relates to EY and the audit of the 2022 financial year:
  - assessed their effectiveness and the quality of the audit
  - assessed their suitability and that of the lead audit partner, Tima Norkie, for the 2022 financial year-end audit
  - approved their terms of engagement, their fee, and the integrated audit plan
  - assessed their independence and concluded that there were no impediments on the external auditors' independence
  - pre-approved all non-audit services, assessed there impact on independence and concluded that there were none
  - confirmed that no reportable irregularities were identified and reported by the external auditor in terms of the Auditing and Profession Act 26 of 2005
- as it relates to PricewaterhouseCoopers Inc. (PwC):
  - assessed their suitability for recommendation of appointment to the AGM
  - pre-approved all non-audit services, assessed their impact on independence and concluded that there were none

HIGHLIGHTS OF 2022

In addition to the execution of the Committee's statutory duties, set out below are some highlights of 2022:

Focus area	Actions
Financial reporting	
Market updates, condensed interim and annual IFRS reports	Reviewed and recommended the trading statements and market updates, preliminary condensed interim and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, United States Securities and Exchange Commission (the SEC) and other stock exchanges as applicable, after • assessing the key audit matters for the year ended 31 December 2022: – Geita VAT recoverability - assessed the validity of the balance considering the impact of the new Finance Act in Tanzania, the recoverability of the balance and management's rationale and assumptions applied to determine the related provisions; – Rehabilitation and decommissioning provisions - considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life of mine assumptions and commitments made impacting these provisions; and – Impairment assessment of AGA Mineração - assessed the cash generating unit split and challenged the assumptions applied in the impairment model and remaining carrying value of the cash generating unit; • ensuring that complex accounting areas complied with IFRS; • Impairment - assessed the impairment considerations for all business units including the discount rates used, the adequacy of headroom available between the carrying value of the cash generating unit and the outcome of the detailed impairment calculations, which resulted in some impairments; • assessing the accounting for the Corvus and Coeur acquisitions; • significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions, assessing any possible asset impairments and estimates; • reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports; • reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors; and • assessing the process in place to allow the Chief Executive Officer and the Chief Financial Officer to opine on the annual financial statements and the system of internal control over financial reporting.
Corporate governance	
Risk Management	The Committee fulfills a dual function - as an audit committee and as a risk committee, and during 2022: • reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the Company; • received updates on the top group risks including the causes and mitigating actions; • received detailed presentations on "Managing Transition Risks to New Operating Model", and "Supply Chain Resilience Imperatives and Impact on Cost"; and • monitored emerging risks such as the impact of the Russia-Ukraine war on the Group risk profile, specifically on supply chain and inflation pressures, and ongoing implementation of the new operating model on governance practices. The Committee is satisfied with the effectiveness of its oversight of risk governance for the Group.
Digital Technology Governance and Cyber Security	The Committee received and reviewed detailed reports from the Senior Vice President - Digital Technology on the group's information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities with an increasing focus on operational areas. The outcome of a pilot project assessing the maturity of the cyber security control environment around operational technology resulted in various initiatives being implemented.
Combined Assurance	The Committee monitored the ongoing refinement of the combined assurance model in a post COVID-19 pandemic environment ensuring that the efficiencies built into the process were not only retained but further refined. Such efficiencies were achieved mostly through more integration between the various in-house assurance providers and an increased use of technology. The Committee considers the current model as effective and efficient and it integrates sufficiently with the risk management function.
Sarbanes-Oxley Compliance (SOX)	The Committee oversaw the SOX compliance efforts of management receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.
Compliance	The Committee monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group and business units to identify and monitor compliance with major laws, regulations, standards and codes.
Litigation matters and contingent liabilities	The Committee received and considered reports on material litigation matters as well as contingent liabilities and assessed the possible impact thereof on the group financial results.

INTERNAL AUDIT

Group Internal Audit is a key independent assurance partner that serves management and the board by performing independent evaluations of the adequacy and effectiveness of the Group's internal controls, financial reporting controls and records, information systems, risk management and operations. Group Internal Audit functions under the leadership of the Senior Vice President: Group Internal Audit (Thienus Coetzee). The Senior Vice President: Group Internal Audit has direct access to the chairpersons of both the Committee and the board and reports functionally to the Committee and administratively to the Chief Financial Officer. Although not a member of the Executive Committee the Senior Vice President: Group Internal Audit, has access to attend these meetings on invitation. As part of its mandated responsibilities, the Committee has assessed the expertise, experience and effectiveness of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by reporting to the Committee on the assessment of:

- ethical leadership and corporate citizenship;
- risk governance;
- IT governance;
- compliance with laws, rules, codes and standards;
- the effectiveness of internal controls over financial reporting and internal controls in general; and
- the effectiveness of the Combined Assurance Framework for the Group.

The Committee considered the approach Group Internal Audit adopted in 2022 to provide the necessary assurance around the effectiveness of governance, risk management and internal control and is comfortable that the approach was appropriate. The Committee noted that there were no differences of opinion between Group Internal Audit and management.

The Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process and is satisfied with the remedial action taken by management in addressing identified control weaknesses.

As Chairperson, I meet with the Senior Vice President: Group Internal Audit and selected members of the internal audit team in private before each meeting and on an ad hoc basis throughout the year.

EXTERNAL AUDIT

AUDIT FIRM ROTATION

During 2021 the Committee took the decision to early adopt mandatory audit firm rotation and concluded a full audit tender process. On recommendation of the Committee the AGM held on 16 May 2022 appointed PwC as the Group's independent registered auditor, under the leadership of lead engagement partner, Johan Potgieter, from 2023.

ASSESSMENT OF EY

The current auditors EY are level 1 B-BBEE contributors. The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs a half yearly review on the financial results of the Group. During August 2022, the annual integrated audit plan, the associated fees and the 2022 global engagement letter were tabled at the Committee for consideration and approval.

As Chairperson, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered, during its evaluation of EY, factors such as:

- the quality of planning, delivery and execution of the audit;
- quality and knowledge of the audit team, specifically the senior team, including the lead engagement partner;
- the results of the most recent IRBA regulator review and the responses of the External Auditor on observations raised in this report;
- the outcome of their internal quality assessment review performed during 2022;
- the robustness of the audit, including the audit team's ability to challenge management as well as demonstrating professional skepticism and independence; and
- the tenure of service and changes to the senior team.

During 2022, the external audit fees were $8.6m comprising of audit services of $6.45m, audit related services of $1.91m, tax services of $0.22m and non-audit services $0.02m. The latter two amounts constituted 2.8% of the audit and audit related fee, well within the allowed maximum of 25%.

The Committee did not note any significant adverse findings and considers the service provided by the External Auditor to have been independent, effective and robust. The Committee would like to express their gratitude toward Tima Norkie and the global EY audit team for the professional service rendered to the Group over the years and wishes them well in their future endeavours.

ASSESSMENT OF PwC

In terms of its recommendation to the AGM for the re-appointment of PwC as the registered auditor in accordance with Section 94(7)(a) of the Companies Act, the Committee considered the independence of PwC, in accordance with Section 94(8) of the Companies Act and also considered the suitability of the audit firm in terms of paragraph 3.84(g)(iii) of the JSE Listings Requirements (following receipt of the information detailed in paragraph 22.15(h) of the JSE Listings Requirements). The Committee further assessed if PwC is independent, as prescribed by the Independent Regulatory Board for Auditors established by the Auditing Profession Act and was satisfied that PwC is indeed independent. In terms of paragraph 3.86 of the JSE Listings Requirements, the Committee satisfied itself that PwC is accredited and recorded on the JSE List of Auditors and Accounting Specialists, and the reporting accountant, Johan Potgieter, does not appear on the list of disqualified individual auditors,

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Committee has established that the sum of the non-audit and tax fees in a year must not exceed 25% of the sum of the audit and audit related fees in the year. The Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and is comfortable that the independence of EY and PwC has not been impaired.

The Committee also reviewed PwC's report on audit quality which amongst other matters covered results of inspections, the quality management process and how they assure this.

FINANCE FUNCTION AND INTERIM CHIEF FINANCIAL OFFICER

The Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Committee further reviewed the expertise and experience of the Interim Chief Financial Officer, Ian Kramer, and was satisfied with the appropriateness thereof.

In evaluating the finance function, including considering the input of the senior finance team during private meetings held before each scheduled meeting with the Chairperson, the Committee concluded that:

- the finance function's management philosophy and control environment were consistent;
- management of the finance function has provided the required guidance to operations during the year;
- the organisational structure of the finance function was appropriately designed, having the required authority and responsibility that promoted accountability and control, taking into account the impact of the new operating model;
- the finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of complex and non-routine transactions; and
- the Group's financial reporting procedures were effective and reliable.

AngloGold Ashanti announced that Gillian Doran was appointed as Chief Financial Officer from 1 January 2023 and the Committee looks forward to working with her. The Committee expresses their gratitude to Ian Kramer for stepping into the role as Interim Chief Financial Officer and for the professional manner in which the financial affairs of AngloGold Ashanti were managed during that time.

TAX GOVERNANCE AND STRATEGY

The Committee approved the Group's tax strategy and tax management policy, which together, set out the Group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the Integrated Report <IR>.

The Committee received and reviewed detailed quarterly reports on the Group's tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, indirect taxes (including any claims from revenue authorities), status of the Group's tax compliance globally and relevant global fiscal developments impacting the Group's tax status.

SPEAK-UP

The Committee received updates on AngloGold Ashanti's Speak-Up process. Where appropriate the Committee will directly oversee an investigation of a whistle-blowing report. The Committee is comfortable that the Speak-Up process is robust and that each report received is taken seriously and rigorously investigated. It is also pleased that the process is well publicised across the organisation.

Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function, the content of the Company's and Group's financial statements or questionable accounting or auditing matters that were significant to the Group's annual financial statements.

STATEMENT OF INTERNAL CONTROL

The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the Committee.

The Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the Group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both Group Internal Audit and the External Auditor on the results of their audits, led to the conclusion that nothing has come to the attention of the Committee that caused it to believe that the Company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

ANNUAL FINANCIAL STATEMENTS

The Committee has considered, evaluated and discussed the consolidated and separate annual financial statements for the year ended 31 December 2022 with the management team and the External Auditor. During the process the Committee considered and:

- evaluated significant judgmental and reporting decisions;
- concluded that the going-concern basis of reporting is appropriate;
- evaluated the material factors and risks that could impact on the consolidated annual financial statements; and
- discussed the treatment of significant and unusual transactions with management and the external auditors.

The Committee concluded that the consolidated and separate annual financial statements for the year ended 31 December 2022 complies, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listings Requirements. The Committee therefore recommended the approval of the annual financial statements to the board. The board subsequently adopted and approved the annual financial statements.

EVENTS POST PERIOD END

Management confirmed to the Committee that all significant post period-end events have been appropriately considered and disclosed in the preliminary condensed consolidated financial statements and annual financial statements.

LOOKING FORWARD

The Committee recognises that its work is increasingly broad and complex and as a committee it is required to stay on top of developments impacting AngloGold Ashanti. During 2023, the Committee will monitor the:

- transition of the financial management and reporting from the Interim Chief Financial Officer to the recently appointed Chief Financial Officer;
- transition from EY to PwC in terms of Mandatory Audit Firm rotation to ensure a smooth and seamless transition;
- the embedding of the operating model and the impact thereof on the internal control environment;
- continuing ramp-up of the Obuasi operations and the impact on associated business processes;
- investment activities in line with approved governance structures and establishment of an internal control environment in line with company standards in the USA;
- ever evolving requirements, especially disclosure requirements in terms of ESG; and
- cyber environment and the Group's prevention and defense capabilities in terms of risk exposure (both for information technology and operational technology).

CONCLUSION

The Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities, and terms of reference during the year under review. In signing this report on behalf of the Committee, I would like to thank my fellow committee members, the External Auditor, Group Internal Audit, and management for their contributions to the Committee during this financial year.

Alan Ferguson
Chairperson: Audit and Risk Committee
15 March 2023

DIRECTORS' APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2022 were approved by the board of directors on 15 March 2023 and are signed on its behalf by:

DIRECTORS
MDC Ramos, Chairperson
A Calderon, Chief Executive Officer
AM Ferguson, Chairperson: Audit and Risk Committee

DIRECTORS' RESPONSIBILITY STATEMENT

The directors and prescribed officers, whose names are stated below, hereby confirm that –

(a) the annual financial statements set out on pages 18 to 111, fairly present in all material respects the financial position, financial performance and cash flows of the issuer in terms of IFRS;

(b) no facts have been omitted or untrue statements made that would make the annual financial statements false or misleading;

(c) internal financial controls have been put in place to ensure that material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuer; and

(d) the internal financial controls are adequate and effective and can be relied upon in compiling the annual financial statements, having fulfilled our role and function within the combined assurance model pursuant to principle 15 of the King Code. Where we are not satisfied, we have disclosed to the audit committee and the auditors the deficiencies in design and operational effectiveness of the internal financial controls and any fraud that involves directors, and have taken the necessary remedial action.

A Calderon, Chief Executive Officer
G Doran, Chief Financial Officer (effective 1 January 2023)
I Kramer, SVP: Group Finance (Interim Chief Financial Officer as at 31 December 2022)

SECRETARY'S CERTIFICATE

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the Company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Companies Act, and that all such returns and notices are true, correct and up-to-date.

L Goliath
Company Secretary
Johannesburg
15 March 2023

AFFIRMATION OF FINANCIAL STATEMENTS

In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2022, have been audited by EY, the Company's independent external auditors, whose unqualified audit opinion can be found under Independent Auditor's Report, on page 14.

The financial statements have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the SVP: Group Finance. This process was supervised by Ms Gillian Doran (Fellow Member of Association of Chartered Certified Accountants (FCCA)), the Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the Chief Executive Officer.

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in these jurisdictions as well as North America. At certain of its operations, AngloGold Ashanti produces silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti's annual report website www.aga-reports.com.

SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI'S ISSUED SHARE CAPITAL

As at 31 December 2022, the Public Investment Corporation (PIC) held 12.30% of the Company's issued share capital. No other shareholder held more than 10% of the Company's issued share capital. This does not take into account the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti American Depository Receipt (ADR) programme.

SHARE CAPITAL

AUTHORISED

The authorised share capital of AngloGold Ashanti as at 31 December 2022 was made up as follows:

Currency and commodity assumptions	SA Rands
600,000,000 ordinary shares of 25 South African cents each	**150,000,000**

The following are the movements in the issued and unissued share capital from 1 January 2022 to 28 February 2023:

ISSUED

Ordinary shares	Number of Shares	Value SA Rands	Number of Shares	Value SA Rands
	2022		2021	
At 1 January	**417,501,452**	**104,375,363**	416,890,087	104,222,522
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	**1,099,021**	**274,755**	611,365	152,841
At 31 December[1]	**418,600,473**	**104,650,118**	417,501,452	104,375,363
At 31 December[1]	**418,600,473**	**104,650,118**		
Issued subsequent to year-end:				
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	**215,153**	**53,788**		
At 28 February 2023	**418,815,626**	**104,703,906**		

[1] *Share capital of $17m (2021: $17m) is translated at historical rates of exchange at the reporting dates. Refer to Group financial statements note 23.*

Redeemable preference shares

The cancellation of all authorised A, B and C redeemable preference shares was approved by shareholders at Annual General Meeting held 16 May 2022.

Further details of the authorised and issued shares, as well as the share premium, are given in Group financial statements note 23.

UNISSUED ORDINARY SHARES

	Number of ordinary shares	
	2022	**2021**
At 1 January	**182,498,548**	**183,109,913**
Issued during the year	**(1,099,021)**	(611,365)
At 31 December	**181,399,527**	182,498,548
Issued subsequent to year-end	**(215,153)**	
At 28 February 2023	**181,184,374**	

ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

Pursuant to the general authority granted by shareholders at the AGM held on 16 May 2022, 5% of the shares in issue as at 29 March 2022 were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. The total number of shares placed under the control of the directors was 20,912,342. No shares were issued during 2022 by the directors under this authority, which will expire at the close of the next AGM, unless renewed.

Shareholders will therefore be requested to renew this general authority at the next AGM by placing 5% of the number of shares in issue under the control of the directors, to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the JSE Listings Requirements shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash, other than by means of a rights offer to shareholders, in order to enable the Company to take advantage of business opportunities which may arise in the future.

DEPOSITARY INTERESTS

American Depositary Shares

At 31 December 2022, the Company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE) 125,736,908 (2021: 135,501,107), American Depositary Shares (ADSs). Each ADS represents one AngloGold Ashanti ordinary share. At 28 February 2023, there were 124,185,284 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2022, the Company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 92,183,030 (2021: 92,677,920) CHESS Depositary Interests (CDI). Each CDI represents one-fifth of an AngloGold Ashanti ordinary share and carries the right to one vote. At 28 February 2023 there were 92,148,030 CDIs in issue.

Ghanaian Depositary Shares

At 31 December 2022, the Company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 15,767,100 Ghanaian Depositary Shares (GhDSs) (2021: 15,767,100).One hundred GhDSs represent one AngloGold Ashanti ordinary share and carry the right to one vote. At 28 February 2023, there were 15,767,100 GhDSs in issue.

ANGLOGOLD DEFERRED SHARE PLAN (DSP)

On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan (DSP). The DSP was introduced effective 1 January 2018 and was designed to better align the interests of management with those of shareholders by, among others rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, such as gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.

The scope of participation in the DSP includes Executive Directors, members of the Executive Committee and senior management employees of the Company and its subsidiaries. These participants are allocated units with the opportunity to acquire shares in the Company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executives and senior management employees are aligned with the shareholders' interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved. All share awards which remain unexercised by the tenth-year anniversary from the date of grant, automatically lapse for no value.

The DSP was amended and restated by the Remuneration and Human Resources Committee on 20 February 2023 to reflect the Company's current practice by adding flexibility to grant sign-on awards to new employees of the Company and to compensate them for incentive awards that they have forfeited from their previous employer.

Non-Executive Directors are not eligible to participate in the DSP.

CHANGES IN OPTIONS AND AWARDS

In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options, awards and share units granted and the ordinary shares issued as a result of the vesting and/or exercise of options, awards and share units during the period 1 January 2022 to 28 February 2023 are disclosed below:

	Bonus Share Plan	Long-term Incentive Plan	Deferred Share Plan	Total Share Incentive Scheme
At 1 January 2022	849,683	109,229	2,692,383	3,651,295
Movement during year				
- Granted[(1)]	—	—	793,955	793,955
- Exercised	(219,580)	(46,521)	(839,033)	(1,105,134)
- Lapsed/forfeited	(3,581)	—	(163,697)	(167,278)
At 31 December 2022	626,522	62,708	2,483,608	3,172,838
Subsequent to year-end				
Exercised[(2)]	(27,186)	—	(194,259)	(221,445)
At 28 February 2023	599,336	62,708	2,289,349	2,951,393

(1) *Awards were granted at no cost to participants*
(2) *The shares for 6,292 options exercised on 28 February 2023 were only issued on 1 March 2023*

DIVIDEND POLICY

Dividends are proposed by management, and approved by the board of directors of AngloGold Ashanti, based on the Company's financial performance. The board increased the dividend pay-out ratio to 20% of free cash flow, before growth capital expenditure in November 2020, up from 10% previously, in recognition of the increase in profit margins and the ongoing reduction in borrowings and leverage. The board also doubled the frequency of pay-outs to semi-annual payments from 2021. The dividend policy provides for the dividend to be based on 20% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, the board will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions. As before, proceeds from asset sales are excluded from this formula.

For the six months ended 30 June 2022, the board of AngloGold Ashanti declared a gross cash dividend per ordinary share of 493.00 South African cents (assuming an exchange rate of ZAR 17.00/$, the gross dividend payable per ADS was equivalent to 29 US cents).

For the year ended 31 December 2022, the board of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322.00 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to 18 US cents).

The board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects effective capital discipline and management's commitment to improving shareholder returns. The board has performed the solvency and liquidity tests as required by the Companies Act.

Dematerialised shareholders on the South African share register received payment of their dividends electronically through their Central Securities Depository Participant or broker. Certificated shareholders, who have made this election, received their dividends electronically via an electronic funds transfer directly into their mandated bank accounts. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

WITHHOLDING TAX

Withholding tax of 20%, subject to certain domestic exemptions and applicable double tax treaties, on dividends and other distributions payable to shareholders are in effect from 1 March 2017.

BORROWINGS

The Company's borrowing powers are unlimited pursuant to the Company's Memorandum of Incorporation. As at 31 December 2022, the Group's gross borrowings (excluding lease liabilities) totalled $1,983m (2021: $1,909m).

OTHER MATTERS

SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW

AngloGold Ashanti Announces Completion of Acquisition of Corvus - On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (Corvus), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti Group) received C$4.10 in cash per Corvus share.

AngloGold Ashanti Announces Retirement of CFO Christine Ramon in June 2022 - On 22 February 2022, AngloGold Ashanti announced that Chief Financial Officer, Ms Christine Ramon, took early retirement from her role from 30 June 2022, after more than seven years with the Company. Effective 1 July 2022, Mr Ian Kramer was appointed as Interim Chief Financial Officer until such date as a replacement Chief Financial Officer has been appointed.

AngloGold Ashanti Receives Approval to List on A2X - On 30 May 2022, AngloGold Ashanti announced that it was approved for a secondary listing on A2X Markets (A2X) and its shares were available for trading from 6 June 2022. AngloGold Ashanti's listings on the Johannesburg Stock Exchange (JSE), the New York Stock Exchange (NYSE), the Australian Securities Exchange (ASX) and Ghana Stock Exchange (GhSE) were maintained. The issued share capital is unaffected by the additional listing on A2X. A2X is a licenced stock exchange authorised to provide a secondary listing venue for companies.

AngloGold Ashanti Announces Debt Refinancing - During June 2022, AngloGold Ashanti signed a new five-year unsecured multi-currency revolving credit facility (RCF) maturing in June 2027, with two one-year extensions on application, with a syndicate of 13 banks. This new US$1.4bn multi-currency RCF also allows for a drawing in Australian Dollars to a maximum of A$500m. This new US$1.4bn multi-currency RCF replaces the previous US$1.4bn RCF (including an A$500m RCF) put in place in 2018.

AngloGold Ashanti Announces Appointment of CFO Gillian Doran - On 30 August 2022, AngloGold Ashanti announced that Ms Gillian Doran has been appointed Chief Financial Officer and Executive Director of the Company with effect from 1 January 2023.

AngloGold Ashanti Targets 30% Reduction in GHG Emissions by 2030 - On 12 October 2022, AngloGold Ashanti released a carbon emissions reduction target that aims to achieve a 30% absolute reduction in its Scope 1 and Scope 2 Greenhouse Gas (GHG) emissions by 2030 (as compared to a 2021 baseline) through a combination of renewable energy projects, fleet electrification and lower-emission power sources. The Company has already reduced its absolute GHG emissions by more than two thirds since 2007.

Passing of Non-Executive Directer Nelisiwe Magubane - On 1 November 2022, the board of directors of AngloGold Ashanti informed shareholders of the passing of non-executive director, Ms Nelisiwe (Neli) Magubane, on 30 October 2022.

AngloGold Ashanti Announces Completion of the Acquisition of Nevada Properties from Coeur Mining (Coeur) - On 19 September 2022, AngloGold Ashanti announced that the various conditions to the acquisition of Coeur Sterling, Inc. (Coeur Sterling), which owns neighbouring properties to AngloGold Ashanti's properties in the Beatty district of southern Nevada, have been satisfied and the transaction closed.

The properties acquired in the transaction include Coeur's C-Horst, SNA, Secret Pass and Daisy ore bodies, as well as the decommissioned Sterling Mine and all tenements that surround these properties.

AngloGold Ashanti U.S.A. Holdings Inc., a wholly-owned subsidiary of AngloGold Ashanti, acquired all shares of Coeur Sterling for $150m in cash when the transaction closed.

SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END

Dividend declaration - On 22 February 2023, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322.00 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to 18 US cents).

AngloGold Ashanti and Gold Fields Propose Ghana Joint Venture - On 16 March 2023 AngloGold Ashanti and Gold Fields Limited announced the key terms of a proposed joint venture in Ghana between AngloGold Ashanti's Iduapriem Mine and Gold Fields' neighbouring Tarkwa Mine (the Proposed Joint Venture).

The Iduapriem Mine is currently 100% indirectly owned by AngloGold Ashanti. The Tarkwa Mine is held by Gold Fields Ghana Limited, in which Gold Fields currently owns a 90% share and the Government of Ghana holds 10%. Both mines are located near the town of Tarkwa in western Ghana.

MATERIAL CHANGE

There has been no material change in the financial results or trading position of the AngloGold Ashanti Group since the publication of the report for the six months and year ended 31 December 2022 on 20 February 2023 and the date of this report. The results for the year ended 31 December 2022 were audited by EY, who issued an unqualified audit report on 15 March 2023.

ANNUAL GENERAL MEETING

At the 78th AGM held on Monday, 16 May 2022, shareholders passed resolutions relating to the:

- Re-election of Mses MDC Ramos, MC Richter and NVB Magubane as directors of the board;
- Election of Messrs A Calderon and SP Lawson as directors of the board;
- Appointment of the Audit and Risk Committee members being Mr Alan Ferguson, Mr Rhidwaan Gasant, Ms Maria Richter, Ms Nelisiwe Magubane and Mr Jochen Tilk;
- Re-appointment of Ernst & Young Inc., (for 2022), and appointment of Pricewaterhouse Coopers Inc. (from 1 January 2023) as independent external auditors of the Company;
- General authority to directors to allot and issue ordinary shares;
- Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report;
- Remuneration of non-executive directors;
- General authority to acquire the Company's own shares;
- General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
- General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act;
- Approval of the MOI amendment; and
- Directors' authority to implement special and ordinary resolutions.

Notice of the 79th AGM to be held entirely by way of electronic communication at 13:00 (South African time) on 15 May 2023, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.

DIRECTORATE AND SECRETARY

During the period 1 January 2022 to 31 December 2022, the following changes occurred:

- On 22 February 2022, the Company announced that Christine Ramon had elected to take early retirement from her role as Chief Financial Officer and Executive Director at the end of June 2022. Effective 1 July 2022, Mr Ian Kramer served as interim CFO. Effective 1 January 2023, Mr Ian Kramer resumed his role as Senior Vice President: Group Finance, stepping down from the Executive Committee.
- On 30 August 2022, the Company announced the appointment of Ms Gillian Doran as a Chief Financial Officer and Executive Director of the Company with effect from 1 January 2023.
- On 1 November 2022, the Company announced the passing of non-executive director, Ms Nelisiwe Magubane, on 30 October 2022.

Company Secretary

Ms Leeanne Goliath served as Group Company Secretary with effect from 1 January 2022.

The name, business and postal address of the Company Secretary are set out under Administrative Information on page 115.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the Company at 31 December 2022, individually did not exceed 1% of the Company's issued ordinary share capital and are disclosed in note 31 of the Group financial statements.

Details of service contracts of Directors and Prescribed Officers

In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report <IR>.

ANNUAL FINANCIAL STATEMENTS

The financial statements set out fully the financial position, results of operations and cash flows of the Group and the Company for the financial year ended 31 December 2022.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the Company, in conformity with the Companies Act, and the Memorandum of Incorporation, and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the Group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, at 31 December 2022 amounted to $1,108m (2021: $1,154m), and together with cash budgeted to be generated from operations in 2023 and the net incremental borrowing facilities available, are in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2022, it is appropriate to prepare these financial statements on a going concern basis.

Based on the results of a formal documented review of the Company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2022:

- information and explanations provided by line management;
- discussions held with the External Auditors on the results of the year-end audit; and
- the assessment by the Audit and Risk Committee,

the board has concluded that nothing has come to its attention that caused it to believe that the Company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The directors are of the opinion that these financial statements fairly present the financial position of the Company and Group at 31 December 2022 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.

The External Auditor, EY, is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor's Report, on page 14 of this report.

The Company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission (SEC) by no later than 30 April 2023. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

INVESTMENTS

Particulars of the Group's principal subsidiaries and operating entities are presented in this report on page 110.

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of AngloGold Ashanti Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

Opinion

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited and its subsidiaries (the group) and company set out on pages 18 to 111 which comprise of the consolidated and separate statements of financial position as at 31 December 2022, and the consolidated and separate income statements, the consolidated and separate statements of comprehensive income, the consolidated and separate statements of changes in equity and the consolidated and separate statement of cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the group and company as at 31 December 2022, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the consolidated and separate financial statements* section of our report. We are independent of the group and company in accordance with the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors (IRBA Code) and other independence requirements applicable to perfoming audits of financial statements of the group and company and in South Africa. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code and in accordance with other ethical requirements applicable to performing audits of the group and company and in South Africa. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of our audit of the consolidated and separate financial statements as a whole, and in forming our auditor's opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and separate financial statements. The results of our audit procedures, including the procedures perfomed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated and separate financial statements.

The Key Audit Matters relate to the audit of the consolidated financial statements.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Geita VAT recoverability (Consolidated KAM)	
As disclosed in Note 20 to the consolidated financial statements, at 31 December 2022, the Company's Geita mine has recorded $155million of VAT receivables due from the Tanzanian Revenue Authority (TRA).	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company's assessment of tax law and the process to estimate the recoverability of the VAT receivable.
The VAT input claims and offsets from July 2017 to June 2020 remain disallowed in the current year. In the current year, new correspondence and information was received from the TRA and draft agreements relating to the recovery of the historical VAT claims has been exchanged between The Government of Tanzania and Geita Gold Mine (GGM).	We read correspondence between management and the Tanzanian authorities, including correspondence related to the tax returns and assessments received during the period, to evaluate management's assumptions, primarily related to the expected timing of the VAT recoverability.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Auditing management's probability weighted discounted model and their expected timing of recovery of these receivables involved significant auditor judgement, including the involvement of our tax specialists, to assess the likelihood of the recovery of the historical VAT claims and related recovery mechanisms in relation to VAT offsetting against taxable income, as well as assessing the impact, if any, of the terms of the draft agreements exchanged with The Government of Tanzania. This is because the timing of VAT offsetting depends on forecasts of Geita's available taxable income, which includes judgements around Geita's business plan, VAT claims as a percentage of corporate tax offset, assigned weighting and probability per scenario in the model and the interaction with the timing of the mining license renewal and the end of life of the mine.	As part of our audit procedures, we met with management to understand their strategy to resolve the matter and obtain an update on progress made and discussions that took place with the relevant parties during the year. We also assessed whether the draft agreements exchanged with the Government of Tanzania were consistent with management's stated strategy to fully recover the carrying value of the receivables. We read the external legal counsel opinions obtained by management to support their interpretation of legislation, including historical payments and offsets received to date, for claims in the period July 2017 to June 2020. We assessed the judgements around the timing of VAT offsetting by comparing the Company's business plan to historical performance. We also evaluated the reasonableness of the annual percentage of VAT to corporate tax offset and weighted probabilities in the model, by assessing the recoverability of forecast VAT offsets and the discounting calculation performed by management on VAT refunds owing. We evaluated management's assessment of the various scenarios in the model, by performing a sensitivity analysis, taking into account alternative weighting probability scenarios. We assessed the adequacy of the disclosures in Note 20 in the consolidated financial statements.
Environmental rehabilitation obligations (Consolidated KAM) At 31 December 2022, the provision for decommissioning and the provision for restoration in aggregate amounted to $578 million in the consolidated financial statements. The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Group's rehabilitation and decommissioning provision was complex due to the significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to change due to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty and thus requires specific focus each year and the involvement of specialists on our team. The consolidated disclosures are included in Note 1.2 and Note 25 to the consolidated financial statements.	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Group's process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs. With the support of our valuation specialists, we assessed management's macro-economic assumptions in the rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates. To assess the rehabilitation models prepared by management, among other procedures, we tested the mathematical accuracy and compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines and compared the current year cash flow assumptions to those of the prior year and considered management's explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as ongoing rehabilitation activities undertaken by the Company. With the support of our environmental specialists, we inquired of operational management whether additional environmental damage or changes in the relevant legislation occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan and the currently applicable legislation. Also, with the support of our environmental specialists, we inspected reports of the Group's mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Impairment assessment of AGA Mineração As described in Notes 1.2 and 13 to the consolidated financial statements, the Group conducts an impairment test whenever events or changes in circumstances indicate that the carrying amount for a cash generating unit ("CGU") may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. During the year, the AGA Mineração CGU was disaggregated into two separate CGUs, namely Corrego do Sitio (CdS) and Cuiabá, following management's reinvestment strategy to assess strategic options for CdS, as a result of the continued underperformance of the CdS complex. Further and in December 2022, processing of gold concentrate at the Queiroz plant which services the Cuiaba mine complex was suspended. These events were impairment indicators, which required the Group to conduct an impairment test on these CGUs. A gross impairment of $189 million for CdS and $70 million for Cuiabá was recorded for the year ended 31 December 2022. Auditing the assessment of the recoverable amount of these CGUs involved significant auditor judgment, since there are a number of forward looking and other assumptions that require significant estimation, including the extent of economic mineral resource and reserve and associated life of mine plans, discount rate, future gold prices, foreign exchange rates and specifically for Cuiaba, the probability weighted discounted cash flows, including the period of suspension of operations at the Queiroz plant due to the completion of structural improvements, as well as the application of judgment around the disaggregation of the AGA Mineração CGU into two CGUs.	Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company's impairment trigger assessment and the preparation, review and approval of the impairment calculation. For example, we evaluated management's methods, processes and controls determining the carrying values, and the associated recoverable amounts of each CGU. We assessed management's disaggregation of the CGUs, by, among other procedures, reference to whether an active market exists for the output produced by each CGU. With the support of our valuation specialists, we assessed management's macro-economic assumptions, including future gold prices and foreign exchange rates in their valuation models by comparing them to the latest available market information. We also involved our valuation specialists to evaluate the discount rate, by independently calculating a discount rate range using available market information and comparing to management's discount rate. In addition, we performed sensitivity analyses to evaluate the impact of reasonably possible changes in the key assumptions including discount rate, future gold prices and for Cuiabá, the impact of delay in the net cash flows, due to possible delays in the projected timelines of completion of structural improvements. To assess the cash flow models prepared by management, among other procedures, we tested the mathematical accuracy and compared relevant data therein to historical performance, as well as to the latest long-term business plans used by management to manage and monitor the performance of the CGUs. We compared the production and cost assumptions in the cash flow models to the current approved life of mine plans. To test management's assessment of the scenarios used in the Cuiaba probability weighted discounted cash flow model, we involved our internal valuation and mining engineer specialists to assess the reasonableness of management's assumptions. We compared our results to management's estimated recoverable amounts. We assessed the adequacy of the disclosures in Note 13 in the consolidated financial statements.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the 115-page document titled AngloGold Ashanti Limited Annual Financial Statements December 2022, which includes the Audit and Risk Committee – Chairperson's letter, Directors' Approval, Directors' Responsibility Statement, Secretary's Certificate, Affirmation of Financial Statements and Directors' Report as required by the Companies Act of South Africa, the 155-page document titled Integrated Report 2022, the 71-page document titled Sustainability Report 2022, the 227-page document titled Mineral Resource and Mineral Reserve Report 2022 and 62-page document titled Notice of Annual General Meeting 2022. The other information does not include the consolidated or the separate financial statements and our auditor's report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated and Separate Financial Statements

The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group and company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group and company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group and company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group and company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the group and/or the company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In terms of the IRBA Rule published in Government Gazette Number 39475, dated 4 December 2015, we report that Ernst & Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-nine years. Ernst & Young Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American's other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold Limited in 1998, and in 2004 to AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and AngloGold Ashanti Limited) and has been the auditor of the expanded Company for twenty-four years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Fatima Norkie - Director
Chartered Accountant (SA)
Registered Auditor
Johannesburg, South Africa
15 March 2023

GROUP - INCOME STATEMENT
For the year ended 31 December

US dollar millions	Notes	2022	2021	2020 Restated [1]
Continuing operations				
Revenue from product sales	3	**4,501**	4,029	4,595
Cost of sales	4	**(3,362)**	(2,857)	(2,829)
Loss on non-hedge derivatives and other commodity contracts		**(6)**	–	(19)
Gross profit	2	**1,133**	1,172	1,747
Corporate administration, marketing and related expenses		**(79)**	(73)	(68)
Exploration and evaluation costs		**(205)**	(164)	(124)
Impairment, derecognition of assets and profit (loss) on disposal		**(304)**	11	(1)
Other (expenses) income	5	**(26)**	(136)	(57)
Operating profit		**519**	810	1,497
Interest income		**81**	58	27
Dividend received		**–**	–	2
Foreign exchange and fair value adjustments		**(128)**	(43)	–
Finance costs and unwinding of obligations	6	**(149)**	(116)	(177)
Share of associates and joint ventures' profit	7	**166**	249	278
Profit before taxation		**489**	958	1,627
Taxation	10	**(173)**	(312)	(625)
Profit after taxation from continuing operations		**316**	646	1,002
Discontinued operations				
Profit from discontinued operations		**–**	–	7
Profit for the year		**316**	646	1,009
Allocated as follows:				
Equity shareholders				
Continuing operations		**297**	622	984
Discontinued operations		**–**	–	7
Non-controlling interests				
Continuing operations		**19**	24	18
		316	646	1,009
Basic earnings per ordinary share (US cents)	11	**71**	148	236
Earnings per ordinary share from continuing operations		**71**	148	234
Earnings per ordinary share from discontinued operations		**–**	–	2
Diluted earnings per ordinary share (US cents)	11	**71**	148	236
Earnings per ordinary share from continuing operations		**71**	148	234
Earnings per ordinary share from discontinued operations		**–**	–	2

[1] *Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to Group note 1.*

GROUP - STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

US dollar millions	2022	2021	2020 Restated [1]
Profit for the year	**316**	646	1,009
Items that will be reclassified subsequently to profit or loss:	**(27)**	(22)	38
Exchange differences on translation of foreign operations	**(27)**	(22)	38
Items that will not be reclassified subsequently to profit or loss:	**(47)**	(83)	86
Exchange differences on translation of non-foreign operations	**(1)**	(3)	(16)
Net (loss) gain on equity investments	**(50)**	(73)	98
Actuarial (loss) gain recognised	**(10)**	(1)	10
Deferred taxation thereon	**14**	(6)	(6)
Other comprehensive (loss) income for the year, net of tax	**(74)**	(105)	124
Total comprehensive income for the year, net of tax	**242**	541	1,133
Allocated as follows:			
Equity shareholders			
Continuing operations	**223**	517	1,159
Discontinued operations	**–**	–	(44)
Non-controlling interests			
Continuing operations	**19**	24	18
	242	541	1,133

[1] *Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to Group note 1.*

GROUP - STATEMENT OF FINANCIAL POSITION

As at 31 December

US dollar millions	Notes	2022	2021 Restated [1]	2020 Restated [1]
ASSETS				
Non-current assets				
Tangible assets	13	**4,209**	3,493	2,917
Right of use assets	14	**156**	175	142
Intangible assets	15	**106**	122	131
Investments in associates and joint ventures	17	**1,100**	1,647	1,651
Other investments	18	**3**	117	188
Inventories	19	**5**	27	69
Trade, other receivables and other assets	20	**231**	237	235
Reimbursive right for post-retirement benefits	26	**12**	—	—
Deferred taxation	27	**72**	7	7
Cash restricted for use	21	**33**	32	31
		5,927	5,857	5,371
Current assets				
Inventories	19	**773**	703	733
Trade, other receivables and other assets	20	**237**	260	229
Cash restricted for use	21	**27**	26	42
Cash and cash equivalents	22	**1,108**	1,154	1,330
		2,145	2,143	2,334
Total assets		**8,072**	8,000	7,705
EQUITY AND LIABILITIES				
Share capital and premium	23	**7,239**	7,223	7,214
Accumulated losses and other reserves		**(3,139)**	(3,181)	(3,486)
Shareholders' equity		**4,100**	4,042	3,728
Non-controlling interests		**34**	52	45
Total equity		**4,134**	4,094	3,773
Non-current liabilities				
Borrowings	24	**1,965**	1,858	1,789
Lease liabilities	14	**102**	124	116
Environmental rehabilitation and other provisions	25	**634**	729	731
Provision for pension and post-retirement benefits	26	**71**	77	83
Trade, other payables and provisions	28	**7**	7	8
Deferred taxation	27	**300**	313	246
		3,079	3,108	2,973
Current liabilities				
Borrowings	24	**18**	51	142
Lease liabilities	14	**84**	61	37
Trade, other payables and provisions	28	**710**	647	627
Bank overdraft		**2**	—	—
Taxation	29	**45**	39	153
		859	798	959
Total liabilities		**3,938**	3,906	3,932
Total equity and liabilities		**8,072**	8,000	7,705

[1] *The tangible assets and accumulated losses and other reserve balances for 31 December 2021 and 31 December 2020 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to Group note 1.*

GROUP - STATEMENT OF CASH FLOWS

For the year ended 31 December

US dollar millions	Notes	2022	2021	2020 Restated [1]
Cash flows from operating activities				
Receipts from customers		**4,517**	4,054	4,580
Payments to suppliers and employees		**(3,273)**	(2,701)	(2,714)
Cash generated from operations	30	**1,244**	1,353	1,866
Dividends received from joint ventures		**694**	231	148
Taxation refund	29	**32**	20	–
Taxation paid	29	**(166)**	(336)	(431)
Net cash inflow from operating activities from continuing operations		**1,804**	1,268	1,583
Net cash inflow from operating activities from discontinued operations		**–**	–	109
Net cash inflow from operating activities		**1,804**	1,268	1,692
Cash flows from investing activities				
Capital expenditure				
- project capital	13	**(378)**	(392)	(369)
- stay-in-business capital	13	**(650)**	(635)	(370)
Interest capitalised and paid		**(2)**	(14)	(17)
Acquisition of assets	13	**(517)**	–	–
Acquisition of intangible assets		**–**	(1)	(1)
Dividends from associates and other investments		**18**	22	9
Proceeds from disposal of tangible assets		**8**	25	3
Other investments and assets acquired		**(16)**	(4)	(8)
Proceeds from disposal of other investments		**–**	–	9
Proceeds from disposal of joint ventures		**–**	2	26
Loans advanced		**(1)**	(15)	–
Loans repaid by associates and joint ventures		**–**	–	12
Recognition of joint operation - cash		**–**	–	2
Proceeds from disposal of discontinued assets and subsidiaries		**–**	–	200
(Increase) decrease in cash restricted for use		**(4)**	14	(9)
Interest received		**81**	58	27
Net cash outflow from investing activities from continuing operations		**(1,461)**	(940)	(486)
Net cash outflow from investing activities from discontinued operations		**–**	–	(31)
Cash in subsidiaries sold and transferred to held for sale		**–**	–	3
Net cash outflow from investing activities		**(1,461)**	(940)	(514)
Cash flows from financing activities				
Proceeds from borrowings	24	**266**	822	2,226
Repayment of borrowings	24	**(184)**	(820)	(2,310)
Repayment of lease liabilities	14	**(82)**	(63)	(47)
Finance costs - borrowings	24	**(99)**	(111)	(110)
Finance costs - leases	14	**(10)**	(9)	(8)
Other borrowing costs		**(11)**	(35)	(33)
Dividends paid		**(203)**	(240)	(47)
Net cash outflow from financing activities from continuing operations		**(323)**	(456)	(329)
Net increase (decrease) in cash and cash equivalents		**20**	(128)	849
Translation		**(68)**	(48)	25
Cash and cash equivalents at beginning of period		**1,154**	1,330	456
Cash and cash equivalents at end of period [2]	22	**1,106**	1,154	1,330

[1] *Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to Group note 1.*

[2] *Cash and cash equivalents at the end of December 2022 is net of a bank overdraft of $2m.*

GROUP - STATEMENT OF CHANGES IN EQUITY

US dollar millions	Equity holders of the parent								
	Share capital and premium	Other capital reserves[2]	Retained earnings (Accumulated losses)[1]	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve[3]	Total	Non-controlling interests	Total equity
Balance at 31 December 2019 Restated	7,199	83	(3,273)	45	(10)	(1,409)	2,635	36	2,671
Profit for the year	–	–	991	–	–	–	991	18	1,009
Other comprehensive income	–	–	–	92	10	22	124	–	124
Total comprehensive income	–	–	991	92	10	22	1,115	18	1,133
Shares issued	15	–	–	–	–	–	15	–	15
Share-based payment for share awards net of exercised	–	(3)	–	–	–	–	(3)	–	(3)
Dividends paid (note 12)	–	–	(38)	–	–	–	(38)	–	(38)
Dividends of subsidiaries	–	–	–	–	–	–	–	(9)	(9)
Recognition of joint operation	–	–	4	–	–	–	4	–	4
Transfer on disposal and derecognition of equity investments	–	–	6	(6)	–	–	–	–	–
Translation	–	(3)	2	–	1	–	–	–	–
Balance at 31 December 2020 Restated	7,214	77	(2,308)	131	1	(1,387)	3,728	45	3,773
Profit for the year	–	–	622	–	–	–	622	24	646
Other comprehensive loss	–	–	–	(78)	(2)	(25)	(105)	–	(105)
Total comprehensive income (loss)	–	–	622	(78)	(2)	(25)	517	24	541
Shares issued	9	–	–	–	–	–	9	–	9
Share-based payment for share awards net of exercised	–	11	–	–	–	–	11	–	11
Dividends paid (note 12)	–	–	(224)	–	–	–	(224)	–	(224)
Dividends of subsidiaries	–	–	–	–	–	–	–	(16)	(16)
Translation	–	(4)	6	–	(1)	–	1	(1)	–
Balance at 31 December 2021 Restated	**7,223**	**84**	**(1,904)**	**53**	**(2)**	**(1,412)**	**4,042**	**52**	**4,094**
Profit for the year	**–**	**–**	**297**	**–**	**–**	**–**	**297**	**19**	**316**
Other comprehensive loss	**–**	**–**	**–**	**(36)**	**(10)**	**(28)**	**(74)**	**–**	**(74)**
Total comprehensive income (loss)	**–**	**–**	**297**	**(36)**	**(10)**	**(28)**	**223**	**19**	**242**
Shares issued	**16**	**–**	**–**	**–**	**–**	**–**	**16**	**–**	**16**
Dividends paid (note 12)	**–**	**–**	**(181)**	**–**	**–**	**–**	**(181)**	**–**	**(181)**
Dividends of subsidiaries	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(37)**	**(37)**
Transfer on derecognition of equity investment	**–**	**–**	**69**	**(69)**	**–**	**–**	**–**	**–**	**–**
Translation	**–**	**(3)**	**4**	**–**	**(1)**	**–**	**–**	**–**	**–**
Balance at 31 December 2022	**7,239**	**81**	**(1,715)**	**(52)**	**(13)**	**(1,440)**	**4,100**	**34**	**4,134**

[1] *The (Accumulated losses) Retained earnings balances have been restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to Group note 1.*

[2] *Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2021: $9m; 2020: $10m), surplus on equity transaction of joint venture of $36m (2021: $36m; 2020: $36m), equity items for share-based payments of $39m (2021: $41m; 2020: $33m) and other reserves.*

[3] *Foreign currency translation reserve includes a loss of $1,400m (2021: $1,399m; 2020: $1,396m) that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a loss of $40m (2021: $13m: 2020: $9m gain) relating to the foreign operations that will re-cycle through the Income statement on disposal.*

1 STATEMENT OF COMPLIANCE

The consolidated and Company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO PUBLISHED ACCOUNTING STANDARDS

The following amendments to IFRS were effective for the first time from 1 January 2022:

- Amendments to IAS 16 'Property, plant and equipment' relating to proceeds before intended use

  The Group adopted the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. In accordance with the transitional provisions of IAS 16 an entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

  The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment and gross profit of $38m for 31 December 2020 (2019: decrease of $5m). There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2019 and 2020 restatement has been included in the accumulated losses opening balance of the 2020 and 2021 financial reporting period respectively. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment.

	2021			2020		
US Dollar million	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Statement of financial position						
Tangible assets (note 13)	3,460	33	3,493	2,884	33	2,917
(Accumulated losses) and other reserves	(3,214)	33	(3,181)	(3,519)	33	(3,486)
Income statement						
Revenue from product sales (note 3)	4,029	–	4,029	4,427	168	4,595
Cost of sales (note 4)	(2,857)	–	(2,857)	(2,699)	(130)	(2,829)
Gross profit	1,172	–	1,172	1,709	38	1,747
Operating profit	810	–	810	1,459	38	1,497
Profit before taxation	958	–	958	1,589	38	1,627
Profit after taxation from continuing operations	646	–	646	964	38	1,002
Profit for the year	646	–	646	971	38	1,009
Basic earnings per ordinary share (US cents) [(1)] (note 11)	148	–	148	227	9	236
Basic earnings per ordinary share (US cents) from continuing operations (note 11)	148	–	148	225	9	234
Diluted earnings per ordinary share (US cents) [(1)] (note 11)	148	–	148	227	9	236
Diluted earnings per ordinary share (US cents) from continuing operations (note 11)	148	–	148	225	9	234
Statement of Comprehensive Income						
Profit for the year	646	–	646	971	38	1,009
Total comprehensive income for the year	541	–	541	1,095	38	1,133
Equity shareholders - Continuing operations	517	–	517	1,121	38	1,159
Statement of changes in equity						
Retained earnings (Accumulated losses)	(1,937)	33	(1,904)	(2,341)	33	(2,308)
Statement of cash flows						
Receipts from customers	4,054	–	4,054	4,411	169	4,580
Payments to suppliers and employees	(2,701)	–	(2,701)	(2,583)	(131)	(2,714)
Cash generated from operations (note 30)	1,353	–	1,353	1,828	38	1,866
Net cash inflow from operating activities from continuing operations	1,268	–	1,268	1,545	38	1,583
Net cash inflow from operating activities	1,268	–	1,268	1,654	38	1,692
Capital expenditure - project capital (note 13)	(392)	–	(392)	(331)	(38)	(369)
Net cash inflow from investing activities from continuing operations	(940)	–	(940)	(448)	(38)	(486)
Net cash inflow from investing activities	(940)	–	(940)	(476)	(38)	(514)
Other Disclosures						
Basic headline earnings per share (note 11)	146	–	146	238	10	248
Diluted headline earnings per share (note 11)	146	–	146	238	9	247

[(1)] *There was no impact on basic and diluted earnings per ordinary share from discontinued operations.*

- Amendments to IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' relating to onerous contracts - costs of fulfilling a contract
- Amendments to IFRS 3 'Business Combinations' with regards to updating a reference to the conceptual framework
- Annual improvements to IFRS Standards 2018 – 2020 for IFRS 16 'Leases' relating to lease incentives and IFRS 9 'Financial Instruments' relating to fees in the '10 per cent' test for derecognition of financial liabilities

Other than the amendment to IAS 16, these amendments had no material impact on the Group.

The following amendments to IFRS were early adopted by the Group effective from 1 January 2022:

- Amendments to IAS 1 'Presentation of Financial Statements' with regards to the disclosure of accounting policies
- Amendments to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' relating to the definition of accounting estimates
- Amendments to IAS 1 'Classification of Liabilities as Current or Non-Current'
- Amendments to IAS 1 'Non-Current Liabilities with Covenants'

The adoption of these amendments had no material impact on the Group.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 31 December 2022, include:

- IFRS 17 'Insurance Contracts' and Amendments to IFRS 17 'Insurance Contracts'

  IFRS 17 replaces IFRS 4 'Insurance Contracts' and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform approach for all insurance contracts. The standard and the amendments to the standard is effective for the Group's reporting period starting on 1 January 2023 and will be applied retrospectively. The effect of the implementation of the new standard is not expected to have a material impact on the Group's results.

- Amendments to IAS 12 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction'

  This amendment narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. This should mainly impact right of use assets and lease liabilities and decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related asset. The amendments are effective for the Group from 1 January 2023, will be applied retrospectively and are not expected to materially impact the Group.

1.1 BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group's accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The Group financial statements are presented in US dollars. All notes are from continuing operations unless otherwise stated.

The Group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the Group owns more than 50% of the voting rights, unless the Group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Intra-group transactions, balances and unrealised gains and losses on transactions between Group companies, including any resulting tax effects are eliminated.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the Company financial statements.

The significant accounting judgements and estimates applied in the presentation of the Group and Company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: "Summary of material accounting policies".

1. STATEMENT OF COMPLIANCE CONTINUED

1.2 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.

The complex or subjective judgements that have the most significant effect on amounts recognised and sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities with the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The judgements applied by management in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined Proved and Probable Mineral Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on Proved and Probable Mineral Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine. Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on Proved and Probable Mineral Reserve. This would generally arise from the following factors:

- changes in Proved and Probable Mineral Reserve;
- the grade of Mineral Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in Proved and Probable Mineral Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping costs

The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

- It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the Group;
- The Group can identify the component of the orebody for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the Group are determined based on the geological areas identified for each of the orebodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the Group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

USE OF ESTIMATES CONTINUED

Stripping costs CONTINUED

Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Mineral Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Mineral Reserve of the pit.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.

Impairment

The Group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Mineral Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Mineral Reserve and future capital expenditure. The estimated future cash flows and discount rates are post-tax. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate. At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 *Impairment of Assets.*

The carrying value of tangible assets at 31 December 2022 was $4,209m (2021: $3,493m; 2020: $2,917m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2022 was $282m (2021: $6m; 2020: nil).

Production start date

The Group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- adequacy of stope face;
- ability to produce metals in saleable form (within specifications); and
- ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or ore reserve development.

Phase 2 of the Obuasi mine re-development project, after initially being delayed due to voluntary suspension of all underground activities following a sill pillar incident during May 2021, moved into the production stage on 1 October 2022 when it was determined that the Phase 2 assets were capable of operating in the manner intended by management.

USE OF ESTIMATES CONTINUED

Carrying value of goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proved and Probable Mineral Reserve, exploration properties and net assets is recognised as goodwill.

Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its Mineral Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the Group performs its annual impairment review of assigned goodwill during the fourth quarter of each year, refer Group note 15 for impairment assumptions.

The carrying value of goodwill in the consolidated financial statements at 31 December 2022 was $105m (2021: $119m; 2020: $126m). Impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2022 was $8m (2021: nil; 2020: nil).

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 *Income Taxes*, applies the South African domestic corporate tax rate of 28%. This rate will be reduced to 27 percent with effect for years of assessment ending on or after 31 March 2023.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 31 December 2022:

- deferred tax asset: $72m (2021: $7m; 2020: $7m);
- deferred tax liability: $300m (2021: $313m; 2020: $246m);
- taxation liability: $45m (2021: $39m; 2020: $153m);
- taxation asset: $41m (2021: $49m; 2020: $14m), included in trade, other receivables and other assets.

The unrecognised value of deferred tax assets is $857m (2021: $834m; 2020: $487m).

Provision for environmental rehabilitation obligations

The Group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision, cannot be predicted with certainty and could have a material impact on our business, financial condition, results of operations and cash flows. A sensitivity assessment is included in Group note 25.

The carrying amount of the rehabilitation obligations for the Group at 31 December 2022 was $578m (2021: $673m; 2020: $659m). Group note 25 provides information about related environmental guarantees and bonds.

USE OF ESTIMATES CONTINUED

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the Group at 31 December 2022 was $306m (2021: $299m; 2020: $382m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine's business plan and availability of future income tax off-sets. The Group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties (excluding normal taxation assets) for the Group at 31 December 2022 was $307m (2021: $304m; 2020: $281m) and is included in trade, other receivables and other assets, refer Group note 20.

Post-retirement obligations

The determination of the Group's obligation and expense for post-retirement liabilities, including the Group's reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2022 was $71m (2021: $77m; 2020: $83m).

Mineral Reserve estimates

The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300") as well as the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resource and Mineral Reserve, 2016 Edition (SAMREC Code).

A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported Mineral Reserve may affect the Group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Provision for silicosis

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, was established to carry out the terms of the Settlement Agreement. Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:

- silicosis prevalence rates;
- estimated settlement per claimant;
- benefit take-up rates;
- disease progression rates;
- timing of cashflows; and
- discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. A sensitivity assessment is included in Group note 25.

The carrying value of the silicosis provision at 31 December 2022 was $35m (2021: $50m; 2020: $61m).

Deferred compensation asset

As a consequence of the sale of the South African operations in 2020, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, include the production plan over the deferred compensation period and the weighted average cost of capital. Details of the valuation, including a sensitivity assessment, are included in Group note 33.

The carrying value of the deferred compensation asset at 31 December 2022 was $12m (2021: $25m; 2020: $28m).

USE OF ESTIMATES CONTINUED

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer Group note 10 for tax uncertainties and contingencies and Group note 32 for legal claims and other contingencies.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the Group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $33m has been considered.

As a global company, the Group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Group could be materially affected by the unfavourable outcome of litigation.

Climate change considerations

The Company's 2021 TCFD-aligned Climate Change Report outlines the Board-approved Climate Change Strategy and seeks to embed the management of physical and transition climate risks and opportunities into the Company's strategic and operational planning processes, a process that is enabled through a refreshed company-wide climate change governance framework. The report also summarises at a high level specific outcomes from the physical climate risk assessment conducted at each of the operating assets, considering the business as usual scenario. The potential effect of decarbonisation scenarios and other transition risks on the Company's business strategy and planning assumptions including the cost of energy and other key mining inputs, is an area that will be addressed through the continued implementation of the Company's Climate Change Strategy.

Unlike other major mineral resources companies, AngloGold Ashanti does not mine or extract fossil fuels such as coal, natural gas or oil. AngloGold Ashanti does, however, emit greenhouse gases directly through the combustion of fuels and other energy products at its gold mining operations and indirectly through the consumption of electricity purchased from national grids that include fossil-based energy in its production. AngloGold Ashanti has committed to a target of net zero Scope 1 and 2 greenhouse gas (GHG) emissions by 2050 in line with the ambitions of the Paris Agreement, as a member of the International Council on Mining and Metals (ICMM). As a member of the ICMM, the Company has also committed to accelerating action on Scope 3 emissions, including setting credible targets in partnership with suppliers, if not by the end of 2023, as soon as possible thereafter.

2 SEGMENTAL INFORMATION

AngloGold Ashanti's operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

The reportable segment information is aligned with the Group's new operating model which was announced in 2021 and implemented during 2022.

Under the new operating model, the manner in which the financial results are reported to the CODM and the composition of the operating segments continue to be reported per geographical region. In addition, a new segment, Projects has been introduced from the implementation of the new operating model (previously reported under the America's segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the affected operating segment information has been restated.

In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Gold income		
US dollar millions	2022	2021	2020 Restated [8]
Geographical analysis of gold income by origin is as follows:			
Africa * [1]	**2,981**	2,644	2,937
Kibali - Attributable 45%	**596**	659	647
Iduapriem	**443**	361	485
Obuasi	**431**	204	219
Siguiri	**591**	545	453
Geita	**920**	875	1,133
Australia *	**967**	890	989
Sunrise Dam	**410**	416	459
Tropicana - Attributable 70%	**557**	474	530
Americas *	**1,036**	1,028	1,211
Cerro Vanguardia	**319**	279	358
AngloGold Ashanti Mineração	**557**	600	649
Serra Grande	**160**	149	204
	4,984	4,562	5,137
Equity-accounted joint ventures included above	**(596)**	(659)	(647)
Continuing operations	**4,388**	3,903	4,490
Discontinued operations - South Africa	**—**	—	408
	4,388	3,903	4,898
Foreign countries included in the above and considered material are:			
Australia	**967**	890	989
Argentina	**319**	279	358
Brazil	**717**	749	853
Ghana	**874**	565	704
Guinea	**591**	545	453
Tanzania	**920**	875	1,133
DRC	**596**	659	647
Geographical analysis of gold income by destination is as follows:			
South Africa #	**599**	669	661
North America	**409**	699	580
South America	**33**	34	1
Australia	**967**	890	989
Europe	**319**	279	358
United Kingdom	**2,066**	1,446	2,095
Other #	**591**	545	453
	4,984	4,562	5,137
Equity-accounted joint ventures included above	**(596)**	(659)	(647)
Continuing operations	**4,388**	3,903	4,490
Discontinued operations - South Africa	**—**	—	408
Continuing and discontinued operations	**4,388**	3,903	4,898

2 SEGMENTAL INFORMATION CONTINUED

[#] The Siguiri gold production is sold through an agent to multiple customers, the destination which is not determinable and as a result allocated to the Other category in the geographical analysis. The comparatives previously included under South Africa have been reclassified accordingly.

The Group's revenue is mainly derived from gold income. Approximately 55% of the Group's total gold produced is sold to three customers of the Group: ANZ Investment Bank Ltd in Australia (20%), Standard Chartered Bank in the United Kingdom (22%), and JP Morgan Chase NA London in the United Kingdom (13%). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

	By-product revenue		
US dollar millions	**2022**	**2021**	**2020**
Africa * (1)	**4**	5	4
Kibali - Attributable 45%	**1**	2	1
Iduapriem	**1**	1	1
Obuasi	**1**	–	–
Siguiri	**–**	1	–
Geita	**1**	1	2
Australia *	**4**	4	3
Sunrise Dam	**1**	1	1
Tropicana - Attributable 70%	**3**	3	2
Americas *	**106**	119	99
Cerro Vanguardia	**75**	93	82
AngloGold Ashanti Mineração	**31**	26	17
	114	128	106
Equity-accounted joint ventures included above	**(1)**	(2)	(1)
Continuing operations	**113**	126	105
Discontinued operations - South Africa	**–**	–	1
	113	126	106

	Cost of sales		
US dollar millions	**2022**	**2021**	**2020** **Restated (8)**
Africa * (1)	**2,004**	1,650	1,702
Kibali - Attributable 45%	**342**	350	340
Iduapriem	**314**	238	280
Obuasi	**266**	164	164
Siguiri	**488**	410	377
Geita	**594**	488	542
Administration and other	**–**	–	(1)
Australia *	**783**	740	705
Sunrise Dam	**371**	364	342
Tropicana - Attributable 70%	**382**	346	338
Administration and other	**30**	30	25
Americas *	**913**	822	764
Cerro Vanguardia	**273**	261	269
AngloGold Ashanti Mineração	**477**	435	392
Serra Grande	**162**	123	101
Administration and other	**1**	3	2
Corporate and other	**4**	(5)	(2)
	3,704	3,207	3,169
Equity-accounted joint ventures included above	**(342)**	(350)	(340)
Continuing operations	**3,362**	2,857	2,829
Discontinued operations - South Africa	**–**	–	287
	3,362	2,857	3,116

2 SEGMENTAL INFORMATION CONTINUED

US dollar millions	Gross profit [2] 2022	2021	2020 Restated [8]
Africa * [1]	**981**	999	1,239
Kibali - Attributable 45%	**256**	311	308
Iduapriem	**130**	124	206
Obuasi	**165**	41	55
Siguiri	**103**	135	76
Geita	**327**	388	593
Administration and other	**–**	–	1
Australia *	**188**	153	286
Sunrise Dam	**40**	53	117
Tropicana - Attributable 70%	**177**	130	194
Administration and other	**(29)**	(30)	(25)
Americas *	**229**	325	532
Cerro Vanguardia	**122**	111	157
AngloGold Ashanti Mineração	**111**	191	273
Serra Grande	**(2)**	26	104
Administration and other	**(2)**	(3)	(2)
Corporate and other	**(9)**	6	(2)
	1,389	1,483	2,055
Equity-accounted joint ventures included above	**(256)**	(311)	(308)
Continuing operations	**1,133**	1,172	1,747
Discontinued operations - South Africa	**–**	–	83
	1,133	1,172	1,830

US dollar millions	Amortisation 2022	2021	2020 Restated [8]
Africa * [1]	**367**	268	354
Kibali - Attributable 45%	**95**	105	104
Iduapriem	**80**	19	74
Obuasi	**40**	22	11
Siguiri	**50**	47	41
Geita	**102**	75	124
Australia * [6]	**172**	150	160
Sunrise Dam	**54**	60	64
Tropicana - Attributable 70%	**117**	88	94
Administration and other	**1**	2	2
Americas *	**185**	161	163
Cerro Vanguardia	**39**	27	26
AngloGold Ashanti Mineração	**106**	108	109
Serra Grande	**40**	25	27
Administration and other	**–**	1	1
Corporate and other	**4**	3	2
	728	582	679
Equity-accounted joint ventures included above	**(95)**	(105)	(104)
Continuing operations	**633**	477	575

2 SEGMENTAL INFORMATION CONTINUED

US dollar millions	Total assets[3][4]		
	2022	**2021 Restated** [7][9]	**2020 Restated** [7][9]
Africa * [1]	**4,083**	4,226	3,989
Kibali - Attributable 45%	**1,063**	1,604	1,604
Iduapriem	**436**	386	328
Obuasi	**1,268**	1,036	923
Siguiri	**447**	463	458
Geita	**864**	732	670
Administration and other	**5**	5	6
Australia * [6]	**960**	1,034	1,044
Americas *	**1,406**	1,573	1,370
Cerro Vanguardia	**514**	491	456
AngloGold Ashanti Mineração	**625**	781	650
Serra Grande	**228**	252	189
Administration and other	**39**	49	75
Projects * [7]	**872**	313	256
Colombian projects	**244**	211	176
North American projects	**628**	102	80
Corporate and other	**751**	854	1,046
	8,072	8,000	7,705

US dollar millions	Non-current assets[5]		
	2022	**2021 Restated** [7][9]	**2020 Restated** [7][9]
Non-current assets considered material, by country are:			
South Africa	**40**	61	59
Foreign entities	**5,767**	5,640	5,086
DRC	**1,063**	1,604	1,604
Ghana	**1,349**	1,191	948
Tanzania	**594**	510	425
Australia	**758**	806	849
Brazil	**659**	797	627
North America	**617**	—	—

2 SEGMENTAL INFORMATION CONTINUED

US dollar millions	Capital expenditure 2022	2021 Restated (7)	2020 Restated (7)(8)
Africa * (1)	**576**	506	435
Kibali - Attributable 45%	**90**	72	52
Iduapriem	**146**	105	60
Obuasi	**159**	168	206
Siguiri	**27**	38	30
Geita	**154**	123	87
Australia * (6)	**202**	185	143
Sunrise Dam	**50**	62	53
Tropicana - Attributable 70%	**152**	122	90
Administration and other	**–**	1	–
Americas *	**322**	346	168
Cerro Vanguardia	**66**	69	31
AngloGold Ashanti Mineração	**199**	195	104
Serra Grande	**57**	82	33
Projects * (7)	**17**	52	49
Colombian projects	**16**	52	49
North American projects	**1**	–	–
Corporate and other	**1**	11	–
Continuing operations	**1,118**	1,100	795
Discontinued operations - South Africa	**–**	–	35
	1,118	1,100	830
Equity-accounted joint ventures included above	**(90)**	(72)	(56)
	1,028	1,028	774

* *The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the Group to facilitate comparability of mine performance.*

(1) *Includes equity-accounted investments.*

(2) *The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation and discontinued operations, refer to the Group income statement.*

(3) *Total assets include allocated goodwill of $105m (2021: $111m; 2020: $118m) for Australia and nil (2021: $8m; 2020: $8m) for Americas (note 15).*

(4) *In 2022, the Group's pre-tax impairments and derecognition of assets of $308m were accounted for in Corporate and other of nil (2021: $1m; 2020: nil), Africa Region of $4m (2021: $4m; 2020: nil) and the Americas of $304m (2021: $1m; 2020: nil). In 2020, there was an impairment reversal of $17m in South Africa.*

(5) *Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.*

(6) *The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the Group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region. The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the Group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.*

(7) *A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.*

(8) *The adoption of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022 resulted in a retrospective increase in gold income of $168m, cost of sales of $130m, amortisation of $5m, gross profit of $38m and capital expenditure of $38m for 31 December 2020 . Refer to note 1.*

(9) *The total asset balances for 31 December 2021 and 31 December 2020 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 1.*

US dollar millions	2022	2021	2020 Restated

3 REVENUE FROM PRODUCT SALES

US dollar millions	2022	2021	2020 Restated
Revenue consists of the following principal categories:			
Gold income (note 2)	**4,388**	3,903	4,490
By-products (note 2)	**113**	126	105
	4,501	4,029	4,595

4 COST OF SALES

US dollar millions	2022	2021	2020 Restated
Cash operating costs	**2,554**	2,160	2,012
Royalties	**185**	162	181
Other cash costs	**14**	12	13
Total cash costs	**2,753**	2,334	2,206
Retrenchment costs	**6**	2	2
Rehabilitation and other non-cash costs	**–**	38	32
Amortisation of tangible assets (notes 30 and 34)	**551**	411	526
Amortisation of right of use assets (notes 14, 30 and 34)	**81**	63	47
Amortisation of intangible assets (notes 15, 30 and 34)	**1**	3	2
Inventory change	**(30)**	6	14
	3,362	2,857	2,829

5 OTHER EXPENSES (INCOME)

US dollar millions	2022	2021	2020
Care and maintenance	**–**	45	–
Governmental fiscal claims	**11**	7	6
Legacy TSF obligations	**(16)**	9	14
Pension and medical defined benefit	**7**	7	8
Royalty receivable impaired	**–**	–	4
Royalties received	**(2)**	(2)	(2)
Retrenchment and related costs	**–**	18	–
Legal fees and project costs	**15**	10	9
Refund from insurance claim	**–**	–	(5)
Other indirect taxes	**11**	18	23
Premium on settlement of bonds	**–**	24	–
	26	136	57

6 FINANCE COSTS AND UNWINDING OF OBLIGATIONS

US dollar millions	2022	2021	2020
Finance costs			
Finance costs on bonds, bank loans and other	**102**	109	124
Amortisation of fees	**8**	6	23
Lease finance charges	**11**	9	8
Less: interest capitalised	**(2)**	(14)	(17)
	119	110	138
Unwinding of obligations	**30**	6	39
Total finance costs and unwinding of obligations (notes 30 and 34)	**149**	116	177

The interest included within finance costs is calculated at effective interest rates.

US dollar millions	2022	2021	2020

7 SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT

US dollar millions	2022	2021	2020
Revenue	**629**	697	677
Operating costs and other expenses	**(393)**	(370)	(353)
Profit on sale of joint ventures	**–**	–	19
Net interest received	**4**	7	5
Profit before taxation	**240**	334	348
Taxation	**(73)**	(85)	(70)
Profit after taxation	**167**	249	278
Impairment of investment in joint venture (note 17)	**(1)**	–	–
Share of associates and joint ventures' profit (note 30)	**166**	249	278

8 EMPLOYEE BENEFITS

US dollar millions	2022	2021	2020
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**650**	593	644
- current medical expenses	**17**	25	23
- defined benefit post-retirement medical expenses	**5**	6	7
- defined contribution	**20**	20	25
Retrenchment costs	**6**	16	2
Share-based payment expense (note 9)	**18**	22	16
Included in cost of sales, other expenses and corporate administration, marketing and related expenses of continuing and discontinued operations	**716**	682	717

9 SHARE-BASED PAYMENTS

US dollar millions	2022	2021	2020
Equity-settled share incentive schemes			
Deferred Share Plan (DSP)	**18**	22	14
Other	**–**	–	2
Total share-based payment expense (note 8)	**18**	22	16

Equity-settled incentive schemes

Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP) and Long Term Incentive Plan (LTIP). The Deferred Share Plan (DSP) replaced all previous AngloGold Ashanti incentive schemes.

Bonus Share Plan (BSP)

Award date (unexercised awards)	2018
Calculated fair value	R119.14
Vesting date 50%	22 Feb 2019
Vesting date 50%	22 Feb 2020
Expiry date	22 Feb 2028

Number of shares	2022	2021	2020
Awards outstanding at beginning of year	**849,683**	1,005,977	2,141,415
Awards lapsed during the year	**(3,581)**	–	–
Awards exercised during the year	**(219,580)**	(156,294)	(1,135,438)
Awards outstanding and exercisable at end of year	**626,522**	849,683	1,005,977

No cash awards were granted under the bonus share plan at year end 31 December 2022 (2021: nil; 2020: nil) and no cash awards vested or were deemed settled for the year ended 31 December 2022 (2021: nil; 2020: 12,295).

9 SHARE BASED PAYMENTS CONTINUED

Deferred Share Plan (DSP)

The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

Award date (unvested awards and awards vested during the year)	2022	2021	2020
Calculated fair value	**335.04**	308.97	325.97
DSP 2 year			
Vesting date 50%	**24 Feb 2023**	24 Feb 2022	25 Feb 2021
Vesting date 50%	**24 Feb 2024**	24 Feb 2023	25 Feb 2022
DSP 3 year			
Vesting date 33%	**24 Feb 2023**	24 Feb 2022	25 Feb 2021
Vesting date 33%	**24 Feb 2024**	24 Feb 2023	25 Feb 2022
Vesting date 34%	**24 Feb 2025**	24 Feb 2024	25 Feb 2023
DSP 5 year			
Vesting date 20%	**24 Feb 2023**	24 Feb 2022	25 Feb 2021
Vesting date 20%	**24 Feb 2024**	24 Feb 2023	25 Feb 2022
Vesting date 20%	**24 Feb 2025**	24 Feb 2024	25 Feb 2023
Vesting date 20%	**24 Feb 2026**	24 Feb 2025	25 Feb 2024
Vesting date 20%	**24 Feb 2027**	24 Feb 2026	25 Feb 2025
Expiry date	**24 Feb 2032**	24 Feb 2031	25 Feb 2030

Number of shares	2022	2021	2020
Awards outstanding at beginning of year	**2,692,383**	2,289,762	1,599,360
Awards granted during the year	**793,955**	1,185,348	1,176,532
Awards lapsed during the year	**(163,697)**	(322,814)	(155,575)
Awards exercised during the year	**(839,033)**	(459,913)	(330,555)
Awards outstanding at end of year	**2,483,608**	2,692,383	2,289,762
Awards exercisable at end of year	**693,211**	588,694	183,439

Long Term Incentive Plan (LTIP)

Award date (unexercised awards)	2015
Calculated fair value	R129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

Number of shares	2022	2021	2020
Awards outstanding at beginning of year	**109,229**	111,562	229,639
Awards exercised during the year	**(46,521)**	(2,333)	(118,077)
Awards outstanding and exercisable at end of year	**62,708**	109,229	111,562

US dollar millions	2022	2021	2020

10 TAXATION

US dollar millions	2022	2021	2020
South African taxation			
Normal taxation	**1**	—	1
Prior year under (over) provision	**1**	(1)	—
Deferred taxation			
Other temporary differences	**—**	—	74
	2	(1)	75
Foreign taxation			
Normal taxation	**198**	252	553
Prior year under (over) provision	**31**	(3)	8
Deferred taxation			
Temporary differences	**(7)**	52	9
Prior year under (over) provision	**4**	4	(6)
Impairment and disposal of tangible assets	**(58)**	—	—
Change in estimate	**3**	6	(14)
Change in statutory tax rate	**—**	2	—
	171	313	550
	173	312	625

US dollar millions	2022	2021	2020
Reconciliation to South African statutory rate			
Implied tax charge at 28%	**137**	268	445
Increase (decrease) due to:			
Expenses not tax deductible[(1)]	**84**	22	29
Share of associates and joint ventures' profit	**(46)**	(70)	(78)
Tax rate differentials[(2)] and withholding taxes[(3)]	**25**	54	96
Exchange variations and translation adjustments	**—**	6	28
Deferred tax assets recognised at Obuasi	**(56)**	—	(6)
Current year tax losses (expense) not recognised:			
Obuasi	**(50)**	6	—
AngloGold Ashanti Holdings plc	**24**	25	31
North America	**22**	13	4
Siguiri[(4)]	**(27)**	(37)	(8)
SA Corporate	**20**	18	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	**3**	6	(14)
Tax effect of retained SA items	**—**	—	16
Tax allowances	**—**	—	(1)
Derecognition of deferred tax assets	**—**	—	78
Impact of statutory tax rate change	**—**	2	—
Adjustment in respect of prior years[(5)]	**36**	—	2
Other	**1**	(1)	3
Income tax expense	**173**	312	625

(1) *Includes non-deductible corporate, legal, project, exploration and rehabilitation costs, impairments in Brazil and British Virgin Isle group losses.*
(2) *Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.*
(3) *Withholding taxes on dividends paid.*
(4) *Siguiri current tax expense not recognised due to tax holiday.*
(5) *Includes $34m provided in Colombia in 2022.*

US dollar millions	2022	2021	2020
10 TAXATION CONTINUED			
Analysis of unrecognised deferred tax assets			
Available to be utilised against future profits			
- utilisation required within one year	**107**	54	62
- utilisation required between one and two years	**100**	177	54
- utilisation required between two and five years	**1,350**	1,339	352
- utilisation required between five and twenty years	**956**	989	1,002
- utilisation in excess of twenty years	**588**	449	421
	3,101	3,008	1,891

At the statutory tax rates the unrecognised value of deferred tax assets is: $857m (2021: $834m; 2020: $487m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and South Africa. Unutilised capital allowances in Ghana of $132m (2021:$1bn) were converted into tax losses. The losses are forfeited if not utilised within five years.

On 23 February 2022, the South African finance minister announced a change in corporate tax rate from 28% to 27% for companies with years of assessment ending on or after 31 March 2023. Unrecognised deferred tax assets in South Africa was calculated at 27%. The tax rate change resulted in a $4m decrease within the South African unrecognised deferred tax assets.

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The Group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the Group's business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the Group.

Argentina - Cerro Vanguardia SA

The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $4m (2021: $7m; 2020: $8m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2022. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande

The Brazil Tax Authority has challenged various aspects of the companies' tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $23m (2021: $19m; 2020: $20m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote

The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $42m(1) (2021: $74m; 2020: $86m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years, partially allowing the AngloGold Ashanti tax claims as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34 million being provided for in 2022. The Court fully waived penalties for the 2010 and 2011 tax years which were originally assessed, to the value of $70m (2021: $48m; 2020: $76m). Penalties of $8m pertaining to the 2013 and 2014 tax years was not recognised as a provision in 2022 and is considered to be contingent, awaiting judgement from the Courts. A revised tax reform was adopted on 16 December 2022 in Colombia, which may lead to a reduction in interest charged on the 2010 and 2011 tax years. In February 2023, the Company paid $25m, which included a reduction of $6m in interest under the tax reform, in full settlement of the 2011 tax and equity tax claims. The final court ruling in respect of the 2010 tax year is awaited.

(1) *After reduction of overall exposure by $70m (2021: $48m; 2020: $76m) as described above.*

Ghana - Iduapriem

The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m at the time (2021: $14m; 2020: $15m). The claim related to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. An out of court settlement was reached with the Ghana Revenue Authority during the fourth quarter of 2022, whereby the corporate income tax claims were withdrawn, at no cost to Iduapriem.

Guinea - Siguiri

The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totalling $8m (attributable) (2021: $8m (attributable); 2020: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2021: $2m (attributable); 2020: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor's chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings were held in 2022.

Mali - Yatela and AGA Mali Services

The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totalling $4m (attributable) (2021: $4m (attributable); 2020: $1m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine

The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $318m (2021: $291m; 2020: $254m) including adjusted tax assessments relating to the 2020 and 2021 tax years, which were received in June 2022 and September 2022 totalling $28 million. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (2021: $25m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The Group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

US cents per share	2022	2021	2020 Restated

11 EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share	**71**	148	236
Continuing operations	**71**	148	234
The calculation of basic earnings per ordinary share is based on profits attributable to equity shareholders of $297m (2021: $622m; 2020: restated $984m) and 420,197,062 (2021: 419,755,627; 2020: 419,033,516) shares being the weighted average number of ordinary shares in issue during the financial year.			
Discontinued operations	**–**	–	2
The calculation of basic earnings per ordinary share is based on profits attributable to equity shareholders of nil (2021: nil; 2020: $7m) and 420,197,062 (2021: 419,755,627; 2020: 419,033,516) shares being the weighted average number of ordinary shares in issue during the financial year.			
Diluted earnings per ordinary share	**71**	148	236
Continuing operations	**71**	148	234
The calculation of diluted earnings per ordinary share is based on profits attributable to equity shareholders of $297m (2021: $622m; 2020: restated $984m) and 420,869,866 (2021: 420,056,703; 2020: 419,481,450) shares being the diluted number of ordinary shares.			
Discontinued operations	**–**	–	2
The calculation of diluted earnings per ordinary share is based on profits attributable to equity shareholders of nil (2021: nil; 2020: $7m) and 420,869,866 (2021: 420,056,703; 2020: 419,481,450) shares being the weighted average number of ordinary shares in issue during the financial year.			

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares	2022	2021	2020
Ordinary shares	**418,260,476**	417,272,178	416,399,307
Fully vested options and currently exercisable[1]	**1,936,586**	2,483,449	2,634,209
Weighted average number of shares	**420,197,062**	419,755,627	419,033,516
Dilutive potential of share options	**672,804**	301,076	447,934
Diluted weighted average number of ordinary shares	**420,869,866**	420,056,703	419,481,450

[1] *Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

US dollar millions	2022	2021	2020 Restated

11 EARNINGS PER ORDINARY SHARE CONTINUED

Headline earnings			
The profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:			
Profit attributable to equity shareholders from continuing and discontinued operations	**297**	622	991
Impairment loss on investment in joint venture [(1)]	**1**	–	–
Net impairment reversal on held for sale assets [(1)]	**–**	–	(17)
Impairment on property, plant and equipment and right of use asset [(1)]	**304**	2	–
Taxation on impairment on property plant and equipment and right of use asset	**(58)**	–	–
Derecognition of assets[(1)]	**4**	4	–
Loss on disposal of discontinued operations	**–**	–	80
Taxation on loss on disposal of discontinued operations	**–**	–	1
Profit on sale of joint ventures [(1)]	**–**	–	(19)
Net (profit) loss on disposal of tangible assets	**(4)**	(17)	2
Taxation on net (profit) loss on disposal of tangible assets	**–**	1	–
	544	612	1,038
		US Cents	
Headline earnings			
Headline earnings per ordinary share [(2)]	**129**	146	248
Diluted headline earnings per ordinary share [(3)]	**129**	146	247

[(1)] *Tax effect has not been disclosed as the tax is less than $1m or $nil.*

[(2)] *Calculated on the basic weighted average number of ordinary shares.*

[(3)] *Calculated on the diluted weighted average number of ordinary shares.*

US dollar millions	2022	2021	2020

12 DIVIDENDS

Ordinary shares			
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020 (9 US cents per share)			38
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021 (48 US cents per share)		199	
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021 (6 US cents per share)		25	
Dividend number 124 of 217 SA cents per share was declared on 22 February 2022 and paid on 25 March 2022 (15 US cents per share)	**62**		
Dividend number 125 of 493 SA cents per share was declared on 5 August 2022 and paid on 9 September 2022 (28 US cents per share)	**119**		
	181	224	38

13 TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[3]	Total
Cost							
Balance at 1 January 2020 Restated [1]	5,001	3,776	881	7	400	66	10,131
Additions							
- project capital	64	—	—	1	284	20	369
- stay-in-business capital	180	8	1	—	179	2	370
Finance costs capitalised [4]	—	—	—	—	17	—	17
Disposals	(1)	(26)	—	—	—	—	(27)
Transfers and other movements [2]	(1,076)	186	(699)	2	(320)	24	(1,883)
Translation	157	9	5	(1)	6	—	176
Balance at 31 December 2020 Restated[1]	4,325	3,953	188	9	566	112	9,153
Accumulated amortisation and impairments							
Balance at 1 January 2020	3,866	2,803	846	4	25	—	7,544
Amortisation for the year	345	179	5	1	—	—	530
Disposals	(1)	(25)	—	—	—	—	(26)
Transfers and other movements[2]	(1,208)	(33)	(699)	—	—	—	(1,940)
Translation	117	6	4	—	1	—	128
Balance at 31 December 2020	3,119	2,930	156	5	26	—	6,236
Net book value at 31 December 2020	1,206	1,023	32	4	540	112	2,917
Cost							
Balance at 1 January 2021 Restated [1]	4,325	3,953	188	9	566	112	9,153
Additions							
- project capital	68	—	—	5	300	19	392
- stay-in-business capital	274	17	—	—	344	—	635
Finance costs capitalised [4]	—	—	—	—	14	—	14
Disposals	(2)	(23)	—	—	—	(5)	(30)
Transfers and other movements[2]	140	(207)	—	(2)	(320)	—	(389)
Translation	(107)	(6)	(3)	—	(5)	—	(121)
Balance at 31 December 2021 Restated [1]	4,698	3,734	185	12	899	126	9,654
Accumulated amortisation and impairments							
Balance at 1 January 2021	3,119	2,930	156	5	26	—	6,236
Amortisation for the year	243	166	6	2	—	—	417
Impairment and derecognition of assets[6]	—	6	—	—	—	—	6
Disposals	(1)	(22)	—	—	—	—	(23)
Transfers and other movements[2]	(79)	(311)	—	—	—	—	(390)
Translation	(78)	(4)	(3)	—	—	—	(85)
Balance at 31 December 2021	3,204	2,765	159	7	26	—	6,161
Net book value at 31 December 2021	1,494	969	26	5	873	126	3,493

13 TANGIBLE ASSETS CONTINUED

US dollar millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[3]	Total
Cost							
Balance at 1 January 2022	4,698	3,734	185	12	899	126	9,654
Additions							
- project capital	121	—	—	1	255	1	378
- stay-in-business capital	286	8	—	—	355	1	650
Finance costs capitalised [4]	—	—	—	—	2	—	2
Acquisition of assets [5]	—	—	614	—	—	—	614
Disposals	(2)	(14)	—	—	—	—	(16)
Transfers and other movements[2]	290	379	—	(1)	(753)	1	(84)
Translation	(120)	(8)	(4)	—	(1)	—	(133)
Balance at 31 December 2022	5,273	4,099	795	12	757	129	11,065
Accumulated amortisation and impairments							
Balance at 1 January 2022	3,204	2,765	159	7	26	—	6,161
Amortisation for the year	374	174	8	1	—	—	557
Impairment and derecognition of assets[6]	109	149	16	—	—	8	282
Disposals	(1)	(14)	—	—	—	—	(15)
Transfers and other movements[2]	(11)	(23)	—	—	—	—	(34)
Translation	(86)	(5)	(3)	(1)	—	—	(95)
Balance at 31 December 2022	3,589	3,046	180	7	26	8	6,856
Net book value at 31 December 2022	1,684	1,053	615	5	731	121	4,209

(1) *The tangible asset cost for 31 December 2020 and 31 December 2021 has been retrospectively restated and increased by $33m due to the initial application of the amendment of IAS 16 "Property, Plant and Equipment - Proceeds before intended use" on 1 January 2022. Refer to Group note 1.*

(2) *Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications and initial recognition of joint operation share of property, plant and equipment.*

(3) *Assets of $7m (2021: $6m; 2020: $7m) have been pledged as security.*

(4) *The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.53% (2021: 4.96%; 2020: 4.52%).*

(5) *Corvus*

On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (Corvus), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus.

Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti Group) received C$4.10 in cash per Corvus share. The acquisition was concluded to represent an asset acquisition under IFRS.

The total consideration was $460m, including a non-cash consideration of $95m. The non-cash consideration primarily represents the fair value of $80m of the 19.5% Corvus investment held by the Group prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $460m.

Coeur Sterling

On 4 November 2022, AngloGold Ashanti announced the successful completion of its previously announced plan to acquire all of the shares of Coeur Sterling, Inc. (Coeur Sterling), a wholly owned subsidiary of Coeur Mining, Inc. (Coeur).

Under the terms of the arrangement, AngloGold Ashanti paid the closing consideration of $150m to Coeur in cash.

Coeur estimated that the properties acquired by AngloGold Ashanti have a Mineral Resource of 914,000oz. The payment of $50m additional consideration is contingent on whether after additional exploration activities, AngloGold Ashanti declares a Mineral Resource from these properties that is greater than 3.5Moz. The additional exploration activities have not yet been performed by the Group.

The acquisition was concluded to represent an asset acquisition under IFRS. The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $154m and rehabilitation provisions of $2m.

(6) *Impairment of assets is assessed as follows:*

Impairment calculation assumptions as at 31 December 2022 - goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:

- the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,731/oz (2021: $1,599/oz; 2020: $1,450/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- Proved and Probable Mineral Reserve;
- value beyond Proved and Probable Mineral Reserve (including exploration potential) determined using the gold price assumption referred to above;
- In determining the impairment for each cash generating unit, the real post-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2021. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 5 years to 29 years; and
- variable operating cash flows are increased at local Consumer Price Index rates.

Córrego do Sítio (CdS)

CdS is owned and operated by AngloGold Ashanti Mineração (AGA Mineração) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. In line with AngloGold Ashanti's reinvestment strategy, management has taken a decision during the third quarter of 2022 to carve out the underperforming complex of CdS from the AGA Mineração CGU and to investigate alternative strategic options including either to sell the complex, place the complex under care and maintenance, close the complex or to consider additional capital expenditure to regain profitability of the complex. After the strategic review of CdS, the Company has elected to retain CdS. This decision resulted in the disaggregation of the AGA Mineração CGU into two separate CGUs, being the CdS mining complex CGU and the Cuiabá mining complex CGU.

As a result of these impairment indicators, the recoverable amount for the CdS mining complex CGU was determined not to support its carrying values as at 30 September 2022 and an impairment loss of $151m ($189m gross of taxes) was recognised and included in the Americas segment. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segmental reporting. The recoverable amount of $5m was determined with reference to the CGU's value in use derived from a discounted cash flow model, using a discount rate of 8.5%, compared to the CGU's carrying amount of $156m.

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. The Cuiabá mining complex CGU, which was disaggregated from the AGA Mineração CGU, recognised an impairment loss of $57m ($70m gross of taxes). This was largely due to the suspension of filtered tailings deposition on the Calcinados Tailings Storage Facility (TSF) and processing of gold concentrate at the Queiroz plant in December 2022 (with both servicing the Cuiabá mining complex), pending completion of additional buttressing to align the TSF's post liquefaction factor of safety with international standards currently considered best practice.

The recoverable amount of $304m (compared to the CGU's carrying amount of $361m) was determined with reference to the CGU's value in use which requires the use of estimates. The impairment result was derived from a discounted cash flow model and a discount rate of 8.5%.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. The impairment assessment required significant judgement and estimation uncertainty. The impairment loss was recognised and included in the Americas segment.

Serra Grande

Mineração Serra Grande ("Serra Grande") is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It has been in operation since 1986 and consists of three underground and two open pit mines. The property is currently in the production stage. The Serra Grande CGU recognised an impairment loss of $38m ($45m gross of taxes) during December 2022 largely due to a projection of lower grades and ounces and an increase in the interest rates driven by global inflation and country risk which resulted in an increased discount rate. The recoverable amount of $128m was determined with reference to the CGU's value in use derived from a discounted cash flow model, using a discount rate of 8.5% (Dec 2021: 5.6%), compared to the CGU's carrying amount of $166m. The impairment loss was recognised and included in the Americas segment.

13 TANGIBLE ASSETS CONTINUED

Impairment Allocation:

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Mineral Rights and Dumps	Land and buildings	Total Tangible Asset Impairment	Right of use assets	Goodwill	Total Impairment
US dollar millions	**2022**							
Córrego do Sítio	58	98	16	6	178	11	—	189
Cuiabá	34	30	—	1	65	5	—	70
Serra Grande	17	18	—	1	36	1	8	45
	109	146	16	8	279	17	8	304

Sensitivity analysis - Impairment

Sensitivity analysis - Impairment	Cuiabá	Córrego do Sítio	Serra Grande
US dollar millions	**2022**		
Assumed gold price and discount rate have a significant impact on the recoverable amount. A 1% change in the gold price and 1% absolute movement (discount rate) would have the following impact:			
Effect of increase in assumption:			
1% change in gold price	17	6	7
1% absolute movement in discount rate	(21)	(2)	(6)
Effect of decrease in assumption:			
1% change in gold price	(17)	(6)	(7)
1% absolute movement in discount rate	23	2	7
Assumed cash flows have a significant impact on the recoverable amount of Cuiabá. [1] A one- and three-month delay in the net cash flows would have the following impact:			
Effect of change in cash flow assumption:			
One month movement in cash flows	(4)		
Three month movement in cash flows	(13)		

[1] A risk assessment conducted in December 2022, with oversight from external consultants, as required by Brazilian regulations, concluded that additional buttressing should be completed at the Calcinados TSF (receiving material from the Cuiabá CGU) to align the TSF's post liquefaction factor of safety with international standards, currently considered best practice. Construction at the Calcinados TSF is expected to begin later in 2023, and the timeline for completion will be determined once the engineering and geotechnical work has been completed by external consultants. Tailings deposition at the Calcinados TSF, as well as processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is suspended until additional buttressing of the Calcinados TSF impoundment is complete. The extent and timing of the work requires significant estimation and judgement and management's assumptions may ultimately differ from the actual outcome.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. Key areas of estimation uncertainty include gold price sensitivities (as disclosed above) and projected timelines of completion of the structural improvements, where such delays could lead to loss of production. Additionally, management's assumptions for future cash flows include an estimate of costs that the Company expect to incur including capital expenditure as well as incremental revenue and costs related to potential gold concentrate sales. For a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

14 RIGHT OF USE ASSETS AND LEASE LIABILITIES

RIGHT OF USE ASSETS

US dollar millions	Mine infrastructure	Land and buildings	Total
Cost			
Balance at 1 January 2020	209	24	233
Additions	23	–	23
Derecognition and other movements [1]	(13)	1	(12)
Translation	14	(1)	13
Balance at 31 December 2020	233	24	257
Accumulated amortisation and impairments			
Balance at 1 January 2020	61	14	75
Amortisation for the year	45	2	47
Derecognition and other movements [1]	(11)	–	(11)
Translation	5	(1)	4
Balance at 31 December 2020	100	15	115
Net book value at 31 December 2020	133	9	142
Cost			
Balance at 1 January 2021	233	24	257
Additions	95	7	102
Derecognition and other movements[1]	(22)	(15)	(37)
Translation	(9)	–	(9)
Balance at 31 December 2021	297	16	313
Accumulated amortisation and impairments			
Balance at 1 January 2021	100	15	115
Amortisation for the year	61	2	63
Derecognition and other movements [1]	(22)	(15)	(37)
Impairment	–	1	1
Translation	(4)	–	(4)
Balance at 31 December 2021	135	3	138
Net book value at 31 December 2021	162	13	175
Cost			
Balance at 1 January 2022	**297**	**16**	**313**
Additions	**90**	**1**	**91**
Derecognition and other movements [1]	**(34)**	**–**	**(34)**
Translation	**(8)**	**(2)**	**(10)**
Balance at 31 December 2022	**345**	**15**	**360**
Accumulated amortisation and impairments			
Balance at 1 January 2022	**135**	**3**	**138**
Amortisation for the year	**78**	**3**	**81**
Derecognition and other movements [1]	**(29)**	**–**	**(29)**
Impairment [2]	**17**	**–**	**17**
Translation	**(4)**	**1**	**(3)**
Balance at 31 December 2022	**197**	**7**	**204**
Net book value at 31 December 2022	**148**	**8**	**156**

[1] *Derecognition and other movements include amounts relating to modifications and terminations of leased assets.*

[2] *The Group recognised an impairment loss of $304m (gross of taxation) during December 2022, of which $17m related to right of use assets. Refer to Group note 13.*

14 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

LEASE EXPENSES

US dollar millions	2022	2021	2020
Amounts recognised in the income statement [1]			
Expenses on short term leases	**19**	48	107
Expenses on variable lease payments not included in the lease liabilities[2]	**749**	302	234
Expenses on leases of low value assets	**15**	33	24

[1] *Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and related expenses.*

[2] *The variable lease payments consist mainly of mining and drilling contracts and constitutes 87% of total lease payments made during the period. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per meter basis. The increase in variable lease payments is mainly due to the full year impact of the AMAX lease at Iduapriem (half year impact in 2021), higher leasing activity at Brazil due to their leasing strategy deployed and an increased footprint of our North American operations. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.*

LEASE LIABILITIES

US dollar millions	2022	2021	2020
Reconciliation of lease liabilities [1]			
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:			
Opening balance	**185**	153	171
Lease liabilities recognised	**90**	103	23
Repayment of lease liabilities	**(82)**	(63)	(47)
Finance costs paid on lease liabilities	**(10)**	(9)	(8)
Interest charged to the income statement	**11**	9	8
Modifications and terminations	**(7)**	–	(1)
Translation	**(1)**	(8)	7
Closing balance	**186**	185	153
Lease liabilities			
Non-current (note 34)	**102**	124	116
Current (note 34)	**84**	61	37
Total	**186**	185	153

[1] *The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in Group note 33.*

15 INTANGIBLE ASSETS

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2020	116	144	260
Additions	–	1	1
Transfers and other movements [(1)]	–	(49)	(49)
Translation	10	–	10
Balance at 31 December 2020	126	96	222
Accumulated amortisation and impairments			
Balance at 1 January 2020	–	137	137
Amortisation for the year	–	2	2
Transfers and other movements [(1)]	–	(49)	(49)
Translation	–	1	1
Balance at 31 December 2020	–	91	91
Net book value at 31 December 2020	126	5	131
Cost			
Balance at 1 January 2021	126	96	222
Additions	–	1	1
Transfers and other movements [(1)]	–	(1)	(1)
Translation	(7)	(1)	(8)
Balance at 31 December 2021	119	95	214
Accumulated amortisation and impairments			
Balance at 1 January 2021	–	91	91
Amortisation for the year	–	3	3
Transfers and other movements [(1)]	–	(1)	(1)
Translation	–	(1)	(1)
Balance at 31 December 2021	–	92	92
Net book value at 31 December 2021	119	3	122
Cost			
Balance at 1 January 2022	**119**	**95**	**214**
Additions	**–**	**1**	**1**
Translation	**(6)**	**(1)**	**(7)**
Balance at 31 December 2022	**113**	**95**	**208**
Accumulated amortisation and impairments			
Balance at 1 January 2022	**–**	**92**	**92**
Amortisation for the year	**–**	**1**	**1**
Impairment of goodwill [(2)]	**8**	**–**	**8**
Translation	**–**	**1**	**1**
Balance at 31 December 2022	**8**	**94**	**102**
Net book value at 31 December 2022	**105**	**1**	**106**

[(1)] *Transfers and other movements include amounts from asset reclassifications and amounts written off.*
[(2)] *The Serra Grande CGU recognised an impairment loss of $45m (gross of taxation) during December 2022, of which $8m related to goodwill. Refer to Group note 13.*

15 INTANGIBLE ASSETS CONTINUED

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the Group in 2022, the carrying value and value in use of the most sensitive CGU with goodwill is:

	2022	
US dollar millions	Carrying Value	Value in use
Sunrise Dam	**230**	**293**

As at 31 December 2022, the recoverable amount of Sunrise Dam exceeded its carrying amount by $63m. Sunrise Dam had $105m goodwill at 31 December 2022. The life of mine of Sunrise Dam is planned until 2028.

It is estimated that a decrease of the long-term real gold price of $1,731/oz by 4.5%, or an increase in the discount rate of 4.6% to 13.9% would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require an adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

US dollar millions	**2022**	**2021**	**2020**
- Sunrise Dam	**105**	111	118
- Serra Grande	**–**	8	8
	105	119	126
Real post-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:			
- Sunrise Dam [(1)]	**4.6 %**	2.4 %	5.4 %

Goodwill has been allocated to its respective CGU where it is tested for impairment as part of the CGU. The Group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2022 were determined on a basis consistent with the 2021 discount rates.

[(1)] *The value in use of the CGU is $293m (2021: $389m; 2020: $538m).*

16 MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2022	2021	2020	
Cerro Vanguardia S.A. (CVSA)	**7.5**	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	**15.0**	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

US dollar millions	2022	2021	2020
Profit allocated to material non-controlling interests			
CVSA	**7**	5	8
Siguiri	**12**	19	10
Accumulated balances of material non-controlling interests			
CVSA	**11**	11	14
Siguiri	**23**	41	31

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

US dollar millions	CVSA	Siguiri
Statement of profit or loss for 2022		
Revenue	**395**	**591**
Profit for the year	**101**	**78**
Total comprehensive income for the year, net of tax	**101**	**78**
Attributable to non-controlling interests	**7**	**12**
Dividends paid to non-controlling interests	**(7)**	**(15)**
Statement of profit or loss for 2021		
Revenue	371	546
Profit for the year	75	124
Total comprehensive income for the year, net of tax	75	124
Attributable to non-controlling interests	5	19
Dividends paid to non-controlling interests	(8)	(8)
Statement of profit or loss for 2020		
Revenue	440	453
Profit for the year	84	68
Total comprehensive income for the year, net of tax	84	68
Attributable to non-controlling interests	8	10
Dividends paid to non-controlling interests	(6)	(3)

16 MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED

US dollar millions	CVSA	Siguiri
Statement of financial position as at 31 December 2022		
Non-current assets	**256**	**199**
Current assets [(1)]	**260**	**248**
Non-current liabilities	**(144)**	**(131)**
Current liabilities	**(225)**	**(165)**
Total equity	**147**	**151**
Statement of financial position as at 31 December 2021		
Non-current assets	240	229
Current assets [(1)]	252	234
Non-current liabilities	(132)	(68)
Current liabilities	(218)	(122)
Total equity	142	273
Statement of financial position as at 31 December 2020		
Non-current assets	202	233
Current assets [(1)]	254	224
Non-current liabilities	(123)	(138)
Current liabilities	(150)	(117)
Total equity	183	202
Statement of cash flows for the year ended 31 December 2022		
Cash inflow (outflow) from operating activities	**142**	**140**
Cash inflow (outflow) from investing activities	**(5)**	**(27)**
Cash inflow (outflow) from financing activities	**(94)**	**(98)**
Net increase (decrease) in cash and cash equivalents	**43**	**15**
Statement of cash flows for the year ended 31 December 2021		
Cash inflow (outflow) from operating activities	165	197
Cash inflow (outflow) from investing activities	(23)	(38)
Cash inflow (outflow) from financing activities	(112)	(143)
Net increase (decrease) in cash and cash equivalents	30	16
Statement of cash flows for the year ended 31 December 2020		
Cash inflow (outflow) from operating activities	169	63
Cash inflow (outflow) from investing activities	(16)	(30)
Cash inflow (outflow) from financing activities	(59)	(11)
Net increase (decrease) in cash and cash equivalents	94	22

[(1)] *CVSA had a cash balance equivalent to $116m (2021: $139m; 2020: $137m), following the payment to AngloGold Ashanti of $17m (2021: $19m; 2020: nil) offshore dividends (net of withholding taxes). The remaining declared attributable dividend of $120m (2021: $131m; 2020: $50m) is available for payment to AngloGold Ashanti's offshore and onshore investment holding companies. Applications have been made to the Argentinean Central Bank to approve the payment of $105m (2021: $114m; 2020: $11m) of the offshore declared dividends related to the 2019, 2020 and 2021 financial years. While the approval is pending, the cash remains fully available for CVSA's operational requirements.*

17 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2022	2021	2020
Carrying value			
Investments in associates	**37**	43	47
Investments in joint ventures	**1,063**	1,604	1,604
	1,100	1,647	1,651

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

US dollar millions	2022	2021	2020
Aggregate statement of profit or loss for associates (attributable)			
Revenue	**31**	36	29
Operating expenses[(1)]	**(14)**	(16)	(6)
Taxation	**(3)**	(2)	–
Profit for the year	**14**	18	23
Total comprehensive income for the year, net of tax	**14**	18	23

[(1)] *Includes share of associate profit.*

Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2022	2021	2020		
Kibali Goldmines S.A.[(1)]	**45.0**	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[(1)] *AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.*

US dollar millions	2022	2021	2020
Carrying value of joint ventures			
Kibali	**1,063**	1,604	1,604
Impairment of investment in joint venture			
Yatela (note 7)	**(1)**	–	–
The cumulative unrecognised share of losses of the joint ventures:			
Yatela	**2**	2	1

17 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Summarised financial information of the Kibali joint venture is as follows (not attributable)[(1)]:

US dollar millions	2022	2021	2020
Statement of profit or loss			
Revenue	1,329	1,470	1,443
Other operating costs and expenses	(588)	(551)	(541)
Amortisation of tangible and intangible assets	(208)	(244)	(241)
Finance costs, unwinding of obligations and cash repatriation fee	(50)	(6)	(6)
Interest received	5	6	7
Taxation	(156)	(181)	(157)
Profit for the year	332	494	505
Total comprehensive income for the year, net of tax	332	494	505
Dividends received from joint venture (attributable)	694	231	140
Statement of financial position			
Non-current assets	2,420	2,361	2,459
Current assets	201	162	120
Cash and cash equivalents [(2)]	92	1,115	944
Total assets	2,713	3,638	3,523
Non-current financial liabilities	51	44	50
Other non-current liabilities	320	226	118
Current financial liabilities	56	14	15
Other current liabilities	105	107	106
Total liabilities	532	391	289
Net assets	2,181	3,247	3,234
Group's share of net assets	1,091	1,624	1,617
Other [(3)]	(28)	(20)	(13)
Carrying amount of interest in joint venture	**1,063**	1,604	1,604

[(1)] *At the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises ("Customs Authority") concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines S.A., which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339m* (AngloGold Ashanti attributable share: $153m). Five of these claims, totalling $256m*, have been closed and we await closure minutes, before settling $4.5m*. However, discussions are ongoing on the remaining $83m*, dealing with a 1% service fee on gold sales, which is being claimed by two different departments. Based on discussions with the minister of finance we anticipate to settle for no more than $8m* and therefore a total provision of $12.5m* was raised for these customs matters.*

[(2)] *Kibali cash and cash equivalents are subject to various steps before they can be distributed to joint venture shareholders. Cash balances were reduced in 2022 due to repatriations in the form of dividends and repayment of shareholder loans.*

[(3)] *Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.*

* *100% (not attributable).*

US dollar millions	2022	2021	2020

18 OTHER INVESTMENTS

Listed investments[(1)]			
Non-current investments			
Equity investments at fair value through OCI (FVTOCI)			
Balance at beginning of year	**116**	186	72
Additions	**16**	3	9
Capitalised to tangible assets [(2)]	**(80)**	–	–
Fair value adjustments [(3)]	**(50)**	(73)	98
Transfer from unlisted non-current investments	**–**	–	7
Balance at end of year	**2**	116	186
The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:			
Corvus	**–**	80	59
Pure Gold Mining	**1**	35	126
Other	**1**	1	1
	2	116	186
Book value of listed investments	**2**	116	186
Unlisted investments			
Non-current investments			
Balance at beginning of year	**1**	2	4
Transfer to listed non-current investments	**–**	–	(7)
Fair value adjustments - FVTPL	**–**	(1)	5
Balance at end of year	**1**	1	2
Book value of unlisted investments	**1**	1	2
Total book value of other investments	**3**	117	188

(1) *The Group's listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.*
(2) *The 19.5% investment held in Corvus was capitalised to tangible assets on completion of Corvus asset acquisition on 18 January 2022.*
(3) *Includes net fair value gain of nil (2021: $21m; 2020: $18m) for Corvus and a fair value loss of $50m (2021: $94m; 2020: $81m net gain) for Pure Gold Mining.*

US dollar millions	2022	2021	2020

19 INVENTORIES

Non-current			
Raw materials - ore stockpiles	**5**	27	69
Current			
Raw materials			
- ore stockpiles	**225**	217	262
- heap-leach inventory	**10**	6	5
Work in progress			
- metals in process	**66**	49	46
Finished goods			
- gold doré/bullion	**51**	29	42
- by-products	**2**	1	–
Total metal inventories	**354**	302	355
Mine operating supplies	**419**	401	378
	773	703	733
Total inventories[(1)]	**778**	730	802

(1) *The amount of the write-down of ore stockpiles, heap-leach inventory, metals in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $12m (2021: $13m; 2020: $7m).*

US dollar millions	2022	2021	2020
20 TRADE, OTHER RECEIVABLES AND OTHER ASSETS			
Non-current			
Deferred compensation asset	**12**	25	28
Prepayments	**19**	14	12
Recoverable tax, rebates, levies and duties [(1)]	**200**	198	195
	231	237	235
Current			
Trade and loan receivables	**20**	50	56
Prepayments	**58**	41	56
Recoverable tax, rebates, levies and duties [(1)]	**148**	155	100
Other receivables	**11**	14	17
	237	260	229
Total trade, other receivables and other assets	**468**	497	464
There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:			
Recoverable value added tax	**231**	212	215
Appeal deposits	**43**	43	34

[(1)] *Includes taxation asset, refer note 29.*

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $11m to $153m (2021: $142m; 2020: $139m).

Claims relating to periods from August 2021 totalling $45m were offset against provisional tax payments in 2022. Offset against provisional corporate tax payments amounted to $54m in 2021. No refunds were received in cash or offset against provisional corporate tax payments in 2020. Amounts offset against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The remaining disputed balance relating to the period July 2017 to June 2020 was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of "raw minerals". The Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes "raw minerals" for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute "raw minerals" and accordingly the VAT claims are valid. Management have obtained legal opinions that support management's view that doré does not constitute a "raw mineral".

The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of "raw minerals". The deletion is intended to ensure the recovery of VAT refunds from July 2020, although the amendment cannot be applied retrospectively, the change in the VAT Act, together with the Written Laws (Miscellaneous Amendments) (No.2) Act 2019, confirms that doré bars are not "raw minerals" and that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and are pursuing legal remedies provided to taxpayers by Tanzanian law, as well as working with the TRA towards an agreement to resolve these matters.

The total VAT claims submitted from July 2017 to June 2020 amount to $155m (net of foreign exchange revaluations). All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No. 10). Claims of $64m (2021: $50m; 2020: $52m) were submitted to the TRA and the total claims amount to $203m (net of offsets and foreign exchange revaluations). The net indirect tax receivable at 31 December 2022 of $153m, reflects a probability weighted scenario model of the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.

Cerro Vanguardia (CVSA)

On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. On 31 December 2021, the Government of Argentina extended the export duties until 31 December 2023, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. Export duty refunds for the years 2018 to 2022 are outstanding as at 31 December 2022 and their fair value has been estimated using a probability weighted scenario model considering various recovery time frames, estimated Argentina Peso to USD exchange rates and discounting using a country risk adjusted rate. As a result of the taxation cap, net export duty receivables amount to $9m (2021: $19m; 2020: $23m), and reflects the discounting effects applied to when CVSA expects refund of these receivables.

21 CASH RESTRICTED FOR USE

US dollar millions	2022	2021	2020
Non-current			
Cash restricted for environmental and rehabilitation obligations [1]	**33**	32	31
Current			
Cash restricted by prudential solvency requirements [2]	**18**	18	24
Cash balances held by joint operations [3]	**9**	8	18
	27	26	42
Total cash restricted for use (note 33 and 34)	**60**	58	73

[1] *Reclamation bonds provided to the Environmental Protection Agency in Ghana for environmental and rehabilitation obligations.*
[2] *Cash held by the Group's captive insurance company to maintain the solvency capital requirement.*
[3] *Cash held by joint operations for use within those entities only.*

22 CASH AND CASH EQUIVALENTS

US dollar millions	2022	2021	2020
Cash and deposits on call	**870**	712	1,081
Money market instruments	**238**	442	249
Total cash and cash equivalents (notes 33 and 34)	**1,108**	1,154	1,330

23 SHARE CAPITAL AND PREMIUM

US dollar millions	2022	2021	2020
Share capital			
Authorised[1]			
600,000,000 ordinary shares of 25 SA cents each	**23**	23	23
Issued and fully paid			
418,600,473 (2021: 417,501,452; 2020: 416,890,087) ordinary shares of 25 SA cents each	**17**	17	17
Share premium			
Balance at beginning of year	**7,206**	7,250	7,235
Ordinary shares issued - share premium	**16**	9	15
Preference shares redeemed[1]		(53)	–
	7,222	7,206	7,250
Less: held within the Group			
Redeemable preference shares[1]		–	(53)
Balance at end of year	**7,222**	7,206	7,197
Share capital and premium	**7,239**	7,223	7,214

[1] *During December 2021, the A and B redeemable preference shares were redeemed and the preference share certificates cancelled. All redeemable preference shares were removed from authorised share capital at the Annual General Meeting held on 16 May 2022.*

US dollar millions	2022	2021	2020

24 BORROWINGS

Unsecured			
Debt carried at amortised cost			
Rated bonds - issued October 2021	**745**	744	–
Semi-annual coupons are paid at 3.375% per annum on the $750m 7-year bonds. The bonds were issued on 22 October 2021, are repayable on 1 November 2028.			
Rated bonds - issued October 2020	**694**	693	692
Semi-annual coupons are paid at 3.75% per annum on the $700m 10-year bonds. The bonds were issued on 1 October 2020, are repayable on 1 October 2030.			
Rated bonds - issued April 2010	**296**	296	295
Semi-annual coupons are paid at 6.5% per annum on $300m 30-year bonds. The $300m bonds are repayable in April 2040.			
Rated bonds - issued July 2012			764
Semi-annual coupons were paid at 5.125% per annum on the $750m 10-year bonds. The bonds were issued on 30 July 2012 and were repaid during October 2021 and November 2021.			
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)		31	–
The Facility consisted of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin was subject to a ratings grid. The facility was issued on 23 October 2018 and was repaid and cancelled on 9 June 2022.			
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF) - 2022	**30**		
This facility was entered into on 9 June 2022 and consists of a US dollar-based facility with interest charged at a margin of 1.45% above SOFR plus a credit adjustment spread and an Australian dollar-based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility is available until 9 June 2027, with the option on application to extend by two years.			
Siguiri revolving credit facility ($65m)		35	67
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August 2016, extended to 3 August 2022 and repaid and cancelled.			
Siguiri revolving credit facility ($65m) - 2022	**67**		
Interest paid at 8% above term SOFR. The facility was issued on 13 October 2022 and is available until 13 October 2025.			
Geita revolving credit facility ($150m)			113
Multi-currency RCF consisting of a Tanzanian shilling component which was capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility was cancelled during December 2021.			
Geita revolving credit facility ($150m) - 2021	**151**	110	
A multi-currency RCF was entered into during December 2021, consisting of a Tanzanian shilling component which is capped at the equivalent of US$87m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.			

US dollar millions	2022	2021	2020

24 BORROWINGS CONTINUED

US dollar millions	2022	2021	2020
Total borrowings (note 33)	**1,983**	1,909	1,931
Current portion of borrowings (note 34)	**(18)**	(51)	(142)
Total non-current borrowings (note 34)	**1,965**	1,858	1,789
Amounts falling due			
Within one year	**18**	51	142
Between one and two years	**149**	31	812
Between two and five years	**102**	110	–
After five years	**1,714**	1,717	977
	1,983	1,909	1,931

IBOR linked borrowings

During the first half of 2022, the US$1.4bn multi-currency revolving credit facility ("RCF") was repaid and replaced with a new five-year unsecured $1.4bn multi-currency RCF with interest charged at a margin of 1.45% above the Secured Overnight Financing Rate ("SOFR") adjusted for credit adjustment spread. The $65m Siguiri RCF which was due to mature on 3 May 2022, was extended on 29 April 2022 for three months and the interest rate amended to a fixed rate plus 8.5%. During the second half of 2022, this Siguiri RCF was repaid and replaced with a new three-year unsecured $65m RCF with interest charged at a margin of 8% above term SOFR. The transition from LIBOR to SOFR had no impact on the Group financial statements as the relief provided by the Interbank Offered Rate ("IBOR") Phase 2 amendments was applied.

The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. As at 31 December 2022, this facility had yet to transfer to an alternative benchmark rate:

US dollar millions	Carrying value at 31 December 2022	Repayable within one year	Repayable between one and two years
Geita revolving credit facility ($150m) [1]	**63**	–	63

[1] The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component bears interest at LIBOR plus 6.7%. The Facility was fully drawn at 31 December 2022. The Geita RCF facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

US dollar millions	2022	2021	2020

24 BORROWINGS CONTINUED

Currency			
The currencies in which the borrowings are denominated are as follows:			
US dollar	**1,858**	1,829	1,884
Australian dollar	**37**	33	–
Tanzanian shillings	**88**	47	47
	1,983	1,909	1,931
Undrawn facilities			
Undrawn borrowing facilities as at 31 December are as follows:			
FirstRand Bank Limited (R150m; 2021: R150m; 2020: R500m) - SA rand	**9**	10	34
Multi-currency syndicated revolving credit facility ($1.4bn) - US Dollar	**1,362**	1,367	1,400
Geita Revolving credit facility - $150m - US dollar / Tanzanian shilling	**–**	40	41
Siguiri Revolving credit facility - $65m - US dollar	**–**	30	–
	1,371	1,447	1,475
Change in liabilities arising from financing activities:			
Reconciliation of borrowings (excluding lease liabilities) [1]			
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:			
Opening balance	**1,909**	1,931	2,033
Proceeds from borrowings	**266**	822	2,226
Repayment of borrowings	**(184)**	(820)	(2,310)
Finance costs paid on borrowings	**(89)**	(115)	(114)
Deferred loan fees	**(8)**	(4)	4
Other borrowing fees	**–**	(11)	(15)
Interest charged to the income statement	**97**	106	115
Translation	**(8)**	–	(8)
Closing balance	**1,983**	1,909	1,931
Reconciliation of finance costs paid:			
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:			
Finance costs paid on borrowings	**89**	115	114
Capitalised finance cost	**(2)**	(14)	(17)
Commitment fees, utilisation fees and other borrowing costs	**12**	10	13
Total finance costs paid	**99**	111	110

[1] *Refer note 14 for changes in lease liabilities arising from financing activities.*

25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

US dollar millions	2022	2021	2020
Environmental rehabilitation obligations			
Provision for decommissioning			
Balance at beginning of year	**215**	219	196
Charge to income statement	**–**	3	–
Change in estimates[1]	**(55)**	(8)	17
Unwinding of decommissioning obligation	**5**	3	2
Translation	**(3)**	(2)	4
Balance at end of year	**162**	215	219
Provision for restoration			
Balance at beginning of year	**458**	440	423
Charge to income statement	**(8)**	(3)	2
Change in estimates[1]	**(36)**	29	15
Additions	**2**	–	–
Unwinding of restoration obligation	**12**	6	4
Utilised during the year	**(8)**	(10)	(11)
Translation	**(4)**	(4)	7
Balance at end of year	**416**	458	440
Provision for silicosis			
Balance at beginning of year	**34**	49	54
Change in estimates	**(1)**	1	4
Transfer (to) from short term provisions included in trade, other payables and provisions	**2**	(5)	(1)
Unwinding of silicosis provision	**3**	3	4
Utilised during the year	**(15)**	(10)	(9)
Translation	**–**	(4)	(3)
Balance at end of year	**23**	34	49
Other provisions[2]			
Balance at beginning of year	**22**	23	24
Charge to income statement	**20**	14	12
Change in estimates	**2**	–	1
Transfer (to) from short term provisions included in trade, other payables and provisions	**(5)**	(7)	3
Utilised during the year	**(6)**	(6)	(13)
Translation	**–**	(2)	(4)
Balance at end of year	**33**	22	23
Total environmental rehabilitation and other provisions	**634**	729	731

US dollar millions	2022	2021	2020

25 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED

Sensitivity analysis - Provision for decommissioning[3]

A change in discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:

	2022	2021	2020
Effect of increase in assumptions:			
10% change in discount rate	**(7)**	(5)	(3)
10% change in cash flows	**16**	21	22
Effect of decrease in assumptions:			
10% change in discount rate	**8**	5	3
10% change in cash flows	**(16)**	(21)	(22)

Sensitivity analysis - Provision for restoration[3]

A change in discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:

	2022	2021	2020
Effect of increase in assumptions:			
10% change in discount rate	**(10)**	(5)	(3)
10% change in cash flows	**42**	46	44
Effect of decrease in assumptions:			
10% change in discount rate	**10**	5	3
10% change in cash flows	**(42)**	(46)	(44)

Sensitivity analysis - Provision for silicosis[3]

Significant judgements are applied in estimating the costs required to settle any qualifying silicosis claims and is based on certain assumptions which includes the number of claimants, take-up rates and disease progression rates. A 10% change in these assumptions would have the following impact:

	2022	2021	2020
Effect of increase in assumptions:			
10% change in take-up rates	**6**	6	6
10% change in number of cases	**6**	6	6
10% change in disease progression rate	**4**	3	3
Effect of decrease in assumptions:			
10% change in take-up rates	**(6)**	(6)	(6)
10% change in number of cases	**(6)**	(6)	(6)
10% change in disease progression rate	**(4)**	(3)	(3)

(1) *The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.*

(2) *Other provisions comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and a shareholder claim related to stamp duties. These liabilities are expected to be settled over the next two-to five-year period.*

(3) *The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.*

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $11.2m for a current carrying value of the liability of AUD $107.4m. At Iduapriem, we have provided a bond comprising of a cash component of $11.8m with a further bond guarantee amounting to $14m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $45.9m. At Obuasi, we have provided a bond comprising of a cash component of $21.54m with a further bank guarantee amounting to $30.0m issued by Stanbic Bank Ghana Limited and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $171.03m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

US dollar millions	2022	2021	2020

26 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

Defined benefit plans

The retirement schemes consist of the following:

	2022	2021	2020
Post-retirement medical scheme for AngloGold Ashanti's South African employees	**66**	71	77
Other defined benefit plans	**5**	6	6
	71	77	83

Post-retirement medical scheme for AngloGold Ashanti's South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2022.

Information with respect to the defined benefit liability is as follows:

	2022	2021	2020
Benefit obligation			
Balance at beginning of year	**71**	77	93
Interest cost	**6**	6	7
Benefits paid	**(7)**	(8)	(7)
Actuarial (gain) loss	**(1)**	1	(9)
Translation	**(3)**	(5)	(5)
Balance at end of year	**66**	71	79
Settlement gain	**—**	—	(2)
Net amount recognised	**66**	71	77

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2022	2021	2020
Discount rate	**10.88 %**	9.79 %	9.14 %
Expected increase in health care costs	**7.49 %**	7.23 %	6.06 %
Assumed health care cost trend rates at 31 December:			
Health care cost trend assumed for next year	**7.49 %**	7.23 %	6.06 %
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.49 %**	7.23 %	6.06 %

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	2022	2021	2020
Effect on total service and interest cost - 1% point increase	**—**	1	—
Effect on post-retirement benefit obligation - 1% point increase	**4**	5	4
Effect on total service and interest cost - 1% point decrease	**—**	—	—
Effect on post-retirement benefit obligation - 1% point decrease	**(4)**	(4)	(4)

During 2022 the Company purchased annuities to partly meet its obligations to pay medical aid contributions. Two remaining premiums of $22m are payable on 1 August 2023 and 2024. The annuities are payable monthly and covers 100% of the medical aid contributions payable to retired members. The annuities increase by South African CPI each year.

Reimbursive right for post-retirement benefits	2022
Premiums paid	**26**
Benefits paid	**(3)**
Interest income	**1**
Actuarial loss	**(12)**
Translation	**—**
Balance at end of year	**12**

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members, less the present value of outstanding medical aid premium payments payable on 1 August 2023 and 2024. The future annuity payments make appropriate allowance for future increases in line with CPI. The main input used in the valuation model are healthcare cost inflation of 6.2%, demographic assumptions and medical aid contribution increases of 7.5%. This is considered a level 3 fair value input.

US dollar millions	2022

26 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS CONTINUED

Cash flows

Estimated future benefit payments

US dollar millions	2022
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:	
2023	**8**
2024	**9**
2025	**9**
2026	**8**
2027	**8**
Thereafter	**29**

27 DEFERRED TAXATION

US dollar millions	2022	2021	2020
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities			
Tangible assets (owned)	**430**	442	373
Right-of-use assets	**52**	53	40
Inventories	**19**	13	20
Other	**13**	22	13
	514	530	446
Assets			
Provisions	**131**	141	122
Lease liabilities	**57**	56	42
Tax losses	**89**	23	22
Other	**9**	4	21
	286	224	207
Net deferred taxation liability	**228**	306	239
Included in the statement of financial position as follows:			
Deferred tax assets [1]	**72**	7	7
Deferred tax liabilities	**300**	313	246
Net deferred taxation liability	**228**	306	239
The movement on the net deferred tax balance is as follows:			
Balance at beginning of year	**306**	239	136
Taxation of items included in income statement from continuing and discontinued operations	**(58)**	64	53
Taxation of non-current assets and liabilities included in income statement from discontinued operations	**—**	—	28
Taxation on items included in other comprehensive income	**(14)**	6	6
Translation	**(6)**	(3)	16
Balance at end of year	**228**	306	239

[1] *Deferred tax assets of $72m (2021: $7m; 2020: $7m) were recognised for Obuasi, resulting from generated tax losses to be utilised against future taxable income.*

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,393m (2021: $1,800m; 2020: $1,806m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.

US dollar millions	2022	2021	2020

28 TRADE, OTHER PAYABLES AND PROVISIONS

US dollar millions	2022	2021	2020
Non-current			
Other payables	**7**	7	8
Current			
Trade payables	**391**	406	403
Accruals [(1)]	**279**	205	191
Short-term provisions	**30**	31	30
Short-term financial liabilities	**6**	–	–
Other payables	**4**	5	3
	710	647	627
Total trade, other payables and provisions	**717**	654	635

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

[(1)] *Includes accrual for silicosis of $12m (2021: $16m; 2020: $12m) and retrenchments of nil (2021: $7m; 2020: nil).*

29 TAXATION

US dollar millions	2022	2021	2020
Balance at beginning of year	**(10)**	139	62
Refunds during the year	**32**	20	–
Payments during the year	**(166)**	(336)	(431)
Taxation of items included in the income statement	**231**	248	562
Offset of VAT and other taxes	**(84)**	(87)	(41)
Transfer of Siguiri tax asset to non-current trade and other receivables	**4**	–	–
Withholding tax transferred from (to) trade, other payables and provisions	**–**	7	(7)
Discounting of tax receivable	**–**	1	–
Transfer from tax receivable relating to North America	**–**	–	(4)
Translation	**1**	(2)	(2)
Balance at end of year	**8**	(10)	139
Included in the statement of financial position as follows:			
Taxation asset included in trade, other receivables and other assets	**(37)**	(49)	(14)
Taxation liability	**45**	39	153
	8	(10)	139

30 CASH GENERATED FROM OPERATIONS

US dollar millions	2022	2021	2020 Restated
Profit before taxation	**489**	958	1,627
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts	**6**	–	–
Amortisation of tangible and right of use assets (note 4)	**632**	474	573
Amortisation of intangible assets (note 4)	**1**	3	2
Finance costs and unwinding of obligations (note 6)	**149**	116	177
Environmental, rehabilitation, silicosis and other provisions	**(85)**	(20)	(50)
Impairment and derecognition of assets	**308**	7	1
Profit on sale of assets	**(8)**	(22)	(2)
Other expenses	**9**	61	51
Interest income	**(81)**	(58)	(27)
Share of associates and joint ventures' profit (note 7)	**(166)**	(249)	(278)
Other non-cash movements	**127**	30	30
Movements in working capital	**(137)**	53	(238)
	1,244	1,353	1,866
Movements in working capital:			
(Increase) decrease in inventories	**(54)**	58	(83)
Increase in trade, other receivables and other assets	**(149)**	(49)	(163)
Increase in trade, other payables and provisions	**66**	44	8
	(137)	53	(238)

US dollar millions	2022	2021	2020

31 RELATED PARTIES

Material related party transactions were as follows (not attributable):			
Sales and services rendered to related parties			
Associates	**–**	7	11
Joint ventures	**–**	–	8
Purchases and services acquired from related parties			
Associates	**14**	14	20
Joint ventures	**–**	–	1
Outstanding balances arising from sale of goods and services due by related parties			
Associates	**–**	7	11
Joint ventures	**–**	–	–
Amounts owed to/due by related parties above are unsecured and non-interest bearing.			
Loans advanced to joint ventures and associates			
Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).			

Executive contracts

All members of the Executive Management team have permanent employment contracts which entitle them to standard Group benefits as defined by their specific region and participation in the Company's Deferred Share Plan (DSP).

South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than thirty-five percent of the Company's issued share capital consorting to gain a majority of the board and make management decisions; and
- The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2022 were as follows:

Executive Committee member	Notice Period	Change in control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Management team members	6 months	6 months

Directors and other key management personnel

Executive directors' and prescribed officers' remuneration

Key management remuneration includes directors and prescribed officers that held office in the current year. For disclosure of the remuneration of key management in the prior year, refer to the disclosure provided in the prior year annual financial statements.

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2022.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV.

Reflected - In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.

Settled - This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.

Single total figure of remuneration	Base Salary		Pension scheme benefits	Cash in lieu of dividends	Other benefits(2)	Awards earned during the period reflected but not yet settled		Other Payments	Single total figure of remuneration			
	ZAR denominated portion	USD/AUD denominated portion(1)				DSP awards(3)	Sign-on awards granted		2022		2021	2020
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000		ZAR '000	ZAR '000	USD '000 (12)	USD '000 (12)	USD '000 (12)
Executive directors												
A Calderon	—	26,185	6,481	—	162	83,180	—	—	**116,008**	**7,089**	**2,761**	—
KC Ramon(4)	3,052	2,336	430	435	3,524	4,551	—	13,082	**27,410**	**1,675**	**2,875**	3,138
Total executive directors(5)	**3,052**	**28,521**	**6,911**	**435**	**3,686**	**87,731**	**—**	**13,082**	**143,418**	**8,764**	**5,636**	**3,138**
Prescribed officers												
L Ali(6)	—	7,620	—	—	787	20,092	19,111	—	**47,610**	**2,909**	**—**	—
SD Bailey	5,037	2,977	—	225	1,177	20,882	—	—	**30,298**	**1,851**	**1,673**	2,019
I Boninelli(7)	1,507	—	—	—	3	—	—	—	**1,510**	**92**	**605**	—
TJ Briggs(8)	—	5,073	374	—	677	13,060	14,437	—	**33,621**	**2,054**	**—**	—
VA Chamberlain (9)	1,058	225	137	124	18	2,664	—	321	**4,547**	**278**	**606**	—
L Eybers	—	10,986	312	401	814	28,281	—	—	**40,794**	**2,493**	**2,291**	2,686
MC Godoy	—	9,821	1,645	—	1,224	25,282	—	—	**37,972**	**2,320**	**2,857**	—
I Kramer (10)	2,167	—	271	—	40	6,899	—	542	**9,919**	**606**	**598**	468
L Marwick	5,310	2,148	713	84	520	19,220	—	—	**27,995**	**1,711**	**1,433**	1,241
Exited prescribed officers (11)	—	—	—	—	—	—	—	—	**—**	**—**	**4,226**	8,076
Total prescribed officers	**15,079**	**38,850**	**3,452**	**834**	**5,260**	**136,380**	**33,548**	**863**	**234,266**	**14,314**	**14,289**	**14,490**

(1) *Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR.*

(2) *Other benefits include health care, personal accident cover, life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.*

(3) *The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.*

(4) *KC Ramon retired as Chief Financial Officer and executive director with effect from 30 June 2022. All payments including salary, pension and other benefits were pro-rated and aligned to 30 June 2022. Included in other payments is payment in lieu of unworked notice period from 1 July 2022 to 31 December 2022, as well as a waiver and restraint of trade payments.*

(5) *KPM Dushnisky resigned effective 1 September 2020. His single total figure of remuneration for 2022 was nil (2021: $2.8m; 2020: $3.3m)*

(6) *L Ali was appointed as Chief People Officer and prescribed officer with effect from 1 April 2022. All payments including salary, DSP awards and other benefits were pro-rated and aligned to the appointment period. The sign-on awards of ZAR19.111m was awarded on appointment date, 1 April 2022, in lieu of forfeited remuneration and shares from previous employer, of which ZAR5.525m will be settled in cash over a period of two years and ZAR13.586m will be settled in shares vesting over a two year period in accordance with the JSE Listing Requirements.*

(7) *I Boninelli stepped down as Executive Group Human Resources Consultant and prescribed officer effective 31 March 2022. All payments including salary, DSP awards (cash bonus only) and other benefits were pro-rated and aligned to the appointment period.*

(8) *TJ Briggs was appointed as Chief Development Officer and prescribed officer with effect from 1 April 2022. All payments, including pension and other benefits, were pro-rated to the appointment period for 2022. Included in the DSP awards is the DSP cash bonus and share award, pro-rated to align to the period. The sign-on awards of ZAR14.437m was awarded on appointment date, 1 April 2022, in lieu of shares forfeited from previous employer and will be settled in shares vesting over a three year period in accordance with the JSE Listing Requirements.*

(9) *VA Chamberlain stepped down as Interim Chief Development Officer and prescribed officer effective 31 March 2022. All payments, including salary, pension and other benefits, were pro-rated and aligned to the appointment period. The DSP awards (cash bonus only) were pro-rated and paid for the period until his retirement effective 31 October 2022 and were calculated based on his Senior Vice President salary and target bonus opportunity. Other payments reflect the acting allowance for the acting period from 1 January to 31 March 2022.*

(10) *I Kramer was appointed as Interim Chief Financial Officer and prescribed officer from 1 July 2022 to 31 December 2022. All salary payments, including pension and other benefits, were pro-rated aligned to the acting period for 2022. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2022 (DSP awards were not pro-rated but were calculated based on his normal Senior Vice President salary plus 6 months acting allowance on the Senior Vice President target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 July to 31 December 2022.*

(11) *Exited prescribed officers include PD Chenard, who retired 31 January 2021, GJ Ehm, who retired 31 December 2021, S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and TR Sibisi, who resigned effective 30 September 2021.*

(12) *Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1:R14.7842; 2020: $1:R16.4506).*

Total cash equivalent received reconciliation	Single total figure of remuneration	Awards earned during the period reflected but not yet settled		DSP 2021 cash portion settled	DSP share awards settled			Sign-on shares settled			Total cash equivalent received reconciliation			
		DSP awards[1]	Sign-on awards granted		Grant fair value[2]	Market movement since grant date[2]	Vesting fair value[2]	Grant fair value[2]	Market movement since grant date[2]	Vesting fair value[2]	2022		2021	2020
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	*ZAR '000*	*ZAR '000*	ZAR '000	*ZAR '000*	*ZAR '000*	ZAR '000	**ZAR '000**	**USD '000[3]**	USD '000[3]	USD '000[3]
Executive directors														
A Calderon	116,008	(83,180)	–	7,557	–	–	–	–	–	–	**40,385**	**2,468**	1,375	–
KC Ramon	27,410	(4,551)	–	9,951	*12,666*	*3,174*	15,840	–	–	–	**48,650**	**2,973**	**2,329**	4,278
Total executive directors	**143,418**	**(87,731)**	**–**	**17,508**	***12,666***	***3,174***	**15,840**	**–**	**–**	**–**	**89,035**	**5,441**	**3,704**	**4,278**
Prescribed officers														
L Ali	47,610	(20,092)	(19,111)	–	–	–	–	*6,246*	*(1,377)*	4,869	**13,276**	**811**	**–**	–
SD Bailey	30,298	(20,882)	–	4,965	*7,101*	*1,376*	8,477	–	–	–	**22,858**	**1,397**	**1,365**	1,508
I Boninelli	1,510	–	–	4,091	–	–	–	–	–	–	**5,601**	**342**	**328**	–
TJ Briggs	33,621	(13,060)	(14,437)	–	–	–	–	–	–	–	**6,124**	**374**	**–**	–
VA Chamberlain	4,547	–	–	2,944	*7,908*	*(147)*	7,761	–	–	–	**15,252**	**932**	**288**	–
L Eybers	40,794	(28,281)	–	6,516	*11,177*	*2,776*	13,953	–	–	–	**32,982**	**2,015**	**2,039**	3,756
MC Godoy	37,972	(25,282)	–	1,594	–	–	–	*13,720*	*4,400*	18,120	**32,404**	**1,980**	**471**	–
I Kramer	9,919	(6,899)	–	2,184	*2,196*	*205*	2,401	–	–	–	**7,605**	**465**	**536**	98
L Marwick	27,995	(19,220)	–	4,273	*3,151*	*364*	3,515	–	–	–	**16,563**	**1,012**	**948**	231
Exited prescribed officers	–	–	–	–	–	–	–	–	–	–	**–**	**–**	**7,922**	10,744
Total prescribed officers	**234,266**	**(133,716)**	**(33,548)**	**26,567**	***31,533***	***4,574***	**36,107**	***19,966***	***3,023***	**22,989**	**152,665**	**9,328**	**13,897**	**16,337**

Notes:

(1) *The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.*

(2) *Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020, DSP 2021 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.*

(3) *Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1:R14.7842; 2020: $1:R16.4506).*

Details of the share incentive scheme awards are included below.

31 RELATED PARTIES CONTINUED

Sign-on share awards

	Balance at 1 January 2022	Granted	Vested deemed settled	Balance at 31 December 2022	Fair value of granted awards(1) ZAR '000	Fair value of vested awards(2) ZAR '000	Fair value of unvested awards at 31 December 2022(3) ZAR '000
Prescribed officers							
L Ali	–	44,233	20,337	23,896	13,586	4,869	7,867
TJ Briggs	–	47,004	–	47,004	14,437	–	15,475
MC Godoy	107,353	–	48,309	59,044	–	18,120	19,439
Total prescribed officers	107,353	91,237	68,646	129,944	28,023	22,989	42,781
Other management (4)	4,553	–	2,500	2,053	–	631	676
Total sign-on share awards	111,906	91,237	71,146	131,997	28,023	23,620	43,457

(1) *The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a two- or three-year period in equal tranches in accordance with the JSE Listings Requirements.*
(2) *The fair value of vested awards represent the value received on settlement date.*
(3) *The fair value of unvested awards is calculated using the closing share price as at 31 December.*
(4) *The awards for other management for the 2021 comparatives include awards for Mr PD Chenard who retired as a prescribed officer on 31 January 2021.*

DSP awards

	Balance at 1 January 2022	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December 2022	Fair value of granted awards(1) ZAR '000	Fair value of vested awards(2) ZAR '000	Fair value of unvested awards at 31 December 2022(3) ZAR '000
Executive directors								
A Calderon	–	41,601	–	–	41,601	13,938	–	13,696
KC Ramon	183,487	58,442	46,383	–	195,546	19,580	15,840	64,380
Total executive directors	183,487	100,043	46,383	–	237,147	33,518	15,840	78,076
Prescribed officers								
SD Bailey	90,037	33,127	24,712	–	98,452	11,099	8,477	32,413
VA Chamberlain (4)	27,159	12,986	26,547	13,598	–	4,351	7,761	–
L Eybers	162,348	43,252	40,818	–	164,782	14,491	13,953	54,251
MC Godoy	–	10,180	–	–	10,180	3,411	–	3,352
I Kramer	17,824	9,776	6,942	–	20,658	3,275	2,401	6,801
L Marwick	41,821	28,814	10,043	–	60,592	9,654	3,515	19,949
Total prescribed officers	339,189	138,135	109,062	13,598	354,664	46,281	36,107	116,766
Other management (5)	1,581,013	555,777	788,105	150,099	1,198,586	186,208	234,197	394,610
Total DSP awards	2,103,689	793,955	943,550	163,697	1,790,397	266,007	286,144	589,452

(1) *The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 24 February 2022.*
(2) *The fair value of vested awards represents the value deemed received on settlement date.*
(3) *The fair value of unvested awards is calculated using the closing share price as at 31 December.*
(4) *Share awards lapsed due to retirement.*
(5) *The awards for other management for the 2021 comparative period include awards for Mr PD Chenard, who retired 31 January 2021, Mr GH Ehm, who retired 31 December 2021, Mr S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and Ms TR Sibisi, who resigned effective 30 September 2021.*

31 RELATED PARTIES CONTINUED

Non-Executive Directors' fees and allowances

For 2022 the non-executive directors elected not to receive a fee increase to align with the executive and senior management teams who did not receive a salary increase due the the Company reorganisation.

The table below details the fees payable to non-executive directors during the year as approved by shareholders:

US dollars	Director fees[(1)] 2022	Committee fees 2022	Travel allowance 2022	Total 2022	Figures in thousands Total 2021	Figures in thousands Total 2020
MDC Ramos (Chairperson)	308,800	56,000	8,750	373,550	451	202
R Gasant (Lead independent director)	166,700	104,500	10,000	281,200	296	223
KOF Busia	125,900	86,500	26,250	238,650	240	103
AM Ferguson	125,900	89,000	33,750	248,650	255	197
AH Garner	125,900	50,500	13,750	190,150	202	174
SP Lawson	125,900	50,500	18,750	195,150	–	–
NVB Magubane [(2)]	95,300	30,000	8,750	134,050	178	171
MDC Richter	125,900	85,500	18,750	230,150	250	209
JE Tilk	125,900	110,000	23,750	259,650	279	206
Total fees for 2022	1,326,200	662,500	162,500	2,151,200	2,151	1,485

[(1)] *Includes the annual base fee paid to NEDs as well as fees paid for special Board meetings.*
[(2)] *NVB Magubane passed away on 30 October 2022. The amounts include fees paid up to the last working day.*

Non-Executive Directors do not hold service contracts with the Company. Executive Directors do not receive payment of directors' fees or committee fees.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the Company at 31 December, which individually did not exceed 1% of the Company's issued ordinary share capital, were:

US dollars	31 December 2022 Beneficial holding Direct	31 December 2022 Beneficial holding Indirect	31 December 2021 Beneficial holding Direct	31 December 2021 Beneficial holding Indirect	31 December 2020 Beneficial holding Direct	31 December 2020 Beneficial holding Indirect
Non-Executive directors						
KOF Busia[(1)]	2,000	–	2,000	–	–	–
AM Ferguson[(1)]	5,000	–	5,000	–	–	–
MDC Richter[(1)]	10,300	1,000	10,300	–	9,300	–
AH Garner[(1)]	22,500	–	17,500	–	17,500	–
J Tilk[(1)]	2,800	–	–	–	–	–
S Lawson[(1)]	2,830	–	–	–	–	–
Total	45,430	1,000	34,800	–	26,800	–
Executive directors						
A Calderon[(1)(2)]	26,370	–	4,690	–	–	–
Total	26,370	–	4,690	–	–	–
Prescribed officers						
SD Bailey [(1)]	13,039	–	12,867	–	8,609	–
L Eybers [(2)]	28,466	–	28,466	–	28,466	–
MC Godoy [(1)]	32,643	–	–	–	–	–
I Kramer	376	–	–	–	–	–
Total	74,524	–	41,333	–	37,075	–
Grand total	146,324	1,000	80,823	–	63,875	–

[(1)] *Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share).*
[(2)] *Held on the Australian securities exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share).*

A register detailing Directors and Prescribed Officers' interests in contracts is available for inspection at the Company's registered and corporate office.

There were no changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the Group's DSP scheme, subsequent to 31 December 2022.

US dollar millions	2022	2021	2020

32 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

Capital commitments			
Acquisition of tangible assets			
Contracted for	**178**	146	120
Not contracted for	**259**	547	367
Authorised by the directors	**437**	693	487
Allocated to:			
Project capital			
- within one year	**155**	337	216
- thereafter	**39**	64	71
	194	401	287
Stay-in-business capital			
- within one year	**243**	292	200
Share of underlying capital commitments of joint ventures included above	**–**	4	12
Purchase obligations			
Contracted for			
- within one year	**436**	423	391
- thereafter	**575**	624	882
	1,011	1,047	1,273

Purchase obligations

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Litigation claims

Litigation - AngloGold Ashanti (Ghana) Limited (AGAG) received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. As plaintiffs in these matters have not actively pursued litigation, AGAG is taking steps to have these matters dismissed for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 10.

33 FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the Group may enter into transactions which make use of derivatives. The Group does not acquire, hold or issue derivatives for speculative purposes. The Group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the Group

Risk management activities within the Group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Group’s counterparties.

The financial risk management objectives of the Group are defined as follows:

- safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the Group and that they comply with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the Group to the risk of fluctuations in the Brazilian real/US dollar, Argentinean peso/ US dollar and Australian dollar/US dollar exchange rates.

Other commodity price risk

The Group makes use of derivative financial instruments to mitigate price movements on crude oil purchases. In July 2022, AngloGold Ashanti entered into forward agreements for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel.

Interest rate and liquidity risk

The Group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the Group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The Group is able to actively source financing at competitive rates. The counter parties are financial and banking institutions and their credit ratings are regularly monitored.

The Group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 24 and 34).

Financial liabilities

The contractual maturities of financial liabilities, including interest payments, are as follows:

	Within one year		Between one and two years		Between two and five years		After five years		Total
2022	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions	Effective rate %	$ millions
Trade and other payables [1]	**680**		**–**		**7**		**–**		**687**
Bank overdraft	**2**								**2**
Borrowings	**102**		**249**		**326**		**2,098**		**2,775**
- In USD	**88**	**4.6**	**150**	**4.6**	**284**	**4.2**	**2,098**	**4.1**	**2,620**
- AUD in USD equivalent	**2**	**4.5**	**2**	**4.5**	**42**	**4.5**	**–**	**–**	**46**
- TZS in USD equivalent	**12**	**12.5**	**97**	**12.5**	**–**	**–**	**–**	**–**	**109**
2021									
Trade and other payables	616		7		–		–		623
Borrowings	119		115		332		2,169		2,735
- In USD	113	4.3	76	4.2	280	4.1	2,169	4.1	2,638
- AUD in USD equivalent	–	1.5	33	1.5	–	–	–	–	33
- TZS in USD equivalent	6	12.5	6	12.5	52	12.5	–	–	64
2020									
Trade and other payables	597		8		–		–		605
Borrowings	205		901		137		1,414		2,657
- In USD	158	5.0	901	5.0	137	4.6	1,414	4.6	2,610
- TZS in USD equivalent	47	12.5	–	–	–	–	–	–	47

[1] *Includes an unrealised loss of $6m on oil forward contracts, which is included in loss on non-hedge derivatives and other commodity contracts in the income statement and in trade, other payables and provisions in the statement of financial position.*

Lease liabilities

The table below provides a breakdown of the contractual maturities of the lease liabilities:

	Within one year	Between one and two years	Between two and five years	After five years	Total
2022	$ millions	$ millions	$ millions	$ millions	$ millions
Lease liabilities	**79**	**63**	**59**	**2**	**203**
- In USD	**39**	**28**	**12**	**–**	**79**
- AUD in USD equivalent	**24**	**21**	**36**	**2**	**83**
- BRL in USD equivalent	**15**	**13**	**9**	**–**	**37**
- ZAR in USD equivalent	**1**	**1**	**2**	**–**	**4**
2021					
Lease liabilities	68	50	74	10	202
- In USD	32	19	13	–	64
- AUD in USD equivalent	24	23	51	10	108
- BRL in USD equivalent	10	7	6	–	23
- ZAR in USD equivalent	2	1	4	–	7
2020					
Lease liabilities	42	31	68	19	160
- In USD	10	4	6	–	20
- AUD in USD equivalent	22	21	58	19	120
- BRL in USD equivalent	7	5	4	–	16
- ZAR in USD equivalent	3	1	–	–	4

The table below provides a breakdown of the effective borrowing rate per currency for lease liabilities:

	2022	2021	2020
USD	**3.1%**	2.3%	6.1%
AUD	**4.3%**	4.6%	4.7%
BRL	**14.7%**	11.0%	8.4%
ZAR	**5.2%**	5.9%	9.8%

The Group weighted average incremental borrowing rate at the end of 31 December 2022 is 5.7% (2021: 4.6%, 2020: 5.4%).

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The Group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the Group is as follows:

US dollar millions	2022	2021	2020
Other unlisted investments	**1**	1	2
Trade and other receivables	**41**	87	95
Cash restricted for use (note 21)	**60**	58	73
Cash and cash equivalents (note 22)	**1,108**	1,154	1,330
Total financial assets	**1,210**	1,300	1,500

Trade and other receivables, that are past due but not impaired totalled $12m (2021: $18m; 2020: $12m).

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.

The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

The maximum exposure to credit risk for all other financial instruments are approximated by their carrying values.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the Group's other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US dollar millions	2022		2021		2020	
Financial assets						
Other investments (note 18)	**3**	**3**	117	117	188	188
Financial liabilities						
Borrowings (note 24)	**1,983**	**1,826**	1,909	2,011	1,931	2,131

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, bank overdrafts, trade, other receivables and other assets and trade and other payables

The carrying amounts approximate fair value due to their short-term nature.

Other Investments

Listed equity investments classified as FVTOCI are carried at fair value in level 1 of the fair value hierarchy and unlisted investments classified as FVTPL are carried at fair value in level 3 of the fair value hierarchy.

Borrowings

The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value and carried at level 2 in the fair value hierarchy.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the Group's financial instruments measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis US dollar millions	Level 1	Level 2	Level 3	Total
		2022		
Equity securities - FVTOCI	**2**	**–**	**–**	**2**
Deferred compensation asset	**–**	**–**	**12**	**12**
		2021		
Equity securities - FVTOCI	116	–	–	116
Deferred compensation asset	–	–	25	25
		2020		
Equity securities - FVTOCI	186	–	–	186
Deferred compensation asset	–	–	28	28
Liabilities measured at fair value on a recurring basis		2022		
Oil derivative contract	**–**	**6**	**–**	**6**

Level 3 financial assets

The two components of the deferred compensation assets relating to the sale of the South African producing assets and related liabilities to Harmony are calculated as follows:

a. $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $12m is recognised in the statement of financial position as at 31 December 2022.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Mineral Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony's future investment decisions. Under the conditions prevailing as at 31 December 2022, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

Reconciliation of the deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

US dollar millions	2022	2021
Opening balance	**25**	**28**
Unwinding of the deferred compensation asset	**1**	**2**
Changes in estimates - fair value adjustments[1]	**(13)**	**(3)**
Translation	**(1)**	**(2)**
Closing balance[2]	**12**	**25**

[1] Included in the income statement in foreign exchange and fair value adjustments.
[2] Included in the statement of financial position in non-current trade, other receivables and other assets.

Sensitivity analysis

The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase/decrease in production estimates over the remaining period used in the weighted probability calculation.

	Percentage change in number of ounces	Change in deferred compensation asset $m	Percentage change in number of ounces	Change in deferred compensation asset $m
	2022		2021	
Effect of changes in assumptions				
Increase in number of ounces	**+10%**	**1**	**+10%**	**3**
Decrease in number of ounces	**-10%**	**(1)**	**-10%**	**(3)**

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony's mining plans, which could differ from the actual mining plans followed by Harmony.

Level 2 financial liabilities

The fair values of the oil forward contracts are determined by using using a valuation model based on the Black-Scholes-Merton option pricing model with the key inputs being forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rate and volatilities.

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The Group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

The expected impact on the Group's profit or loss and equity is fairly reflected within the "Change in interest" amount.

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2022	
Financial assets			
USD denominated	**100**	**5**	**5**
AUD denominated	**150**	**1**	**1**
Financial liabilities			
TZS denominated	**250**	**5,128**	**2**
AUD denominated	**150**	**1**	**1**
USD denominated	**100**	**1**	**1**

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2021	
Financial assets			
USD denominated	100	3	3
AUD denominated	150	1	1
CAD denominated	100	4	5
Financial liabilities			
TZS denominated	250	2,692	1
AUD denominated	150	1	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2020	
Financial assets			
USD denominated	100	6	6
AUD denominated	150	1	1
ARS denominated	250	121	1
Financial liabilities			
TZS denominated	250	2,730	1
USD denominated	100	1	1

Sensitivity analysis CONTINUED

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total $ millions	Change in exchange rate	Change in borrowings total $ millions	Change in exchange rate	Change in borrowings total $ millions
	2022		2021		2020	
Borrowings						
TZS denominated (TZS/$)	**Spot (+TZS250)**	**(9)**	Spot (+TZS250)	(5)	Spot (+TZS250)	(5)
AUD denominated (AUD/$)	**Spot (+AUD0.1)**	**(2)**	Spot (+AUD0.1)	(2)	Spot (+AUD0.1)	–
TZS denominated (TZS/$)	**Spot (-TZS250)**	**11**	Spot (-TZS250)	6	Spot (-TZS250)	6
AUD denominated (AUD/$)	**Spot (-AUD0.1)**	**2**	Spot (-AUD0.1)	2	Spot (-AUD0.1)	–

The following table discloses the approximate foreign exchange risk sensitivities of cash and cash equivalents at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in cash and cash equivalents total $ millions	Change in exchange rate	Change in cash and cash equivalents total $ millions	Change in exchange rate	Change in cash and cash equivalents total $ millions
	2022		2021		2020	
Cash and cash equivalents						
ZAR denominated (R/$)	**Spot (+ZAR1.5)**	**9**	Spot (+ZAR1.5)	9	Spot (+ZAR1.5)	20
AUD denominated (AUD/$)	**Spot (+AUD0.1)**	**2**	Spot (+AUD0.1)	4	Spot (+AUD0.1)	3
ARS denominated (ARS/$)	**Spot(+ARS10)**	**7**	Spot(+ARS10)	14	Spot(+ARS10)	20
CAD denominated (CAD/$)	**Spot(+CAD0.1)**		Spot(+CAD0.1)	24	Spot(+CAD0.1)	
ZAR denominated (R/$)	**Spot (-ZAR1.5)**	**(7)**	Spot (-ZAR1.5)	(7)	Spot (-ZAR1.5)	(17)
AUD denominated (AUD/$)	**Spot (-AUD0.1)**	**(2)**	Spot (-AUD0.1)	(4)	Spot (-AUD0.1)	(3)
ARS denominated (ARS/$)	**Spot(-ARS10)**	**(6)**	Spot(-ARS10)	(11)	Spot(-ARS10)	(16)
CAD denominated (CAD/$)	**Spot(-CAD0.1)**		Spot(-CAD0.1)	(21)	Spot(-CAD0.1)	

34 CAPITAL MANAGEMENT

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the Group remains in a sound financial position.

The capital structure of the Group consists of net debt (borrowings as detailed in note 24, offset by cash and bank balances detailed in note 22) and equity of the Group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The facilities also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facilities.

The Group had no major issuance of equity during the year.

A full analysis of the borrowings as presented on the statement of financial position is included in note 24.

The $300m, $700m and $750m rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti Limited.

During June 2022, the Group entered into a new five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks. The loan consists of a US dollar-based facility with interest charged at a margin of 1.45% above SOFR plus a credit adjustment spread and an Australian dollar-based facility capped at A$500m with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. This facility replaces the $1.4bn multi-currency RCF which was cancelled during June 2022. This facility will mature on 9 June 2027, with the option, upon application, to be extended by two years.

During October 2022, the Group entered into a new three-year unsecured $65m Siguiri revolving credit facility. The facility bears interest at 8% above term SOFR, subject to a ratings grid and is US dollar based. This facility replaces the 2016 $65m Siguiri revolving credit facility that was cancelled and repaid during August 2022.

The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the Group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the Group's mining operations within Australia without eroding the Group's headroom under its other facilities and exposing the Group to foreign exchange gains/losses.

Amounts are converted to US dollar at year end exchange rates.

34 CAPITAL MANAGEMENT CONTINUED

Gearing ratio (Adjusted net debt to Adjusted EBITDA)

US dollar millions	2022	2021	2020 Restated
Adjusted net debt from continuing operations			
Borrowings - non-current portion (note 24)	**1,965**	1,858	1,789
Lease liabilities - non-current portion (note 14)	**102**	124	116
Borrowings - current portion (note 24)	**18**	51	142
Lease liabilities - current portion (note 14)	**84**	61	37
Total borrowings	**2,169**	2,094	2,084
Less: cash and cash equivalents [(1)] (note 22)	**(1,106)**	(1,154)	(1,330)
Net debt	**1,063**	940	754
Adjustments:			
IFRS16 lease adjustments	**(158)**	(149)	(106)
Unamortised portion of borrowing costs	**33**	32	22
Cash restricted for use (note 21)	**(60)**	(58)	(73)
Adjusted net debt	**878**	765	597

[(1)] Net of bank overdraft in 2022.

The Adjusted EBITDA calculation included in this note is based on the formula included in the agreements for compliance with the debt covenant formulas.

Adjusted EBITDA from continuing operations			
Profit before taxation	**489**	958	1,627
Add back:			
Finance costs and unwinding of obligations (note 6)	**149**	116	177
Interest income	**(81)**	(58)	(27)
Amortisation of tangible, intangible and right of use assets (note 4)	**633**	477	575
Associates and joint ventures' adjustments for amortisation, interest and taxation	**165**	183	168
Other amortisation	**(3)**	4	6
EBITDA	**1,352**	1,680	2,526
Adjustments:			
Foreign exchange and fair value adjustments	**128**	43	–
Dividend income	**–**	–	(2)
Retrenchment and related costs	**6**	20	2
Care and maintenance costs (note 5)	**–**	45	–
Impairment, derecognition of assets and (profit) loss on disposal	**304**	(11)	1
Profit on disposal of joint ventures	**–**	–	(19)
Premium on settlement of bonds	**–**	24	–
Loss on non-hedge derivatives and other commodity contracts	**6**	–	5
Associates and joint ventures' share of costs	**1**	–	–
Adjusted EBITDA (as defined in the agreements)	**1,797**	1,801	2,513
Gearing ratio (Adjusted net debt to Adjusted EBITDA)	**0.49:1**	0.42:1	0.24:1
Maximum debt covenant ratio allowed per agreement	**3.5:1**	3.5:1	3.5:1

35 SUBSEQUENT EVENTS

Dividend declaration - On 22 February 2023, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to 18 US cents).

AngloGold Ashanti and Gold Fields Propose Joint Arrangement in Ghana - Gold Fields and AngloGold Ashanti (the Parties) have agreed the key terms of a proposed joint venture in Ghana between Gold Fields' Tarkwa and AngloGold Ashanti's neighbouring Iduapriem Mines (the Proposed Joint Venture).

The Tarkwa Mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share and the Government of Ghana (the GoG) holds 10%. The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country's Western Region.

The Parties have agreed in principle on the key terms of the Proposed Joint Venture and will engage with the GoG and other key stakeholders, including relevant regulators, with a view to implementing the Proposed Joint Venture as soon as practically possible. The Parties have agreed to mutual exclusivity during this engagement.

It is intended that the Proposed Joint Venture will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields.

AngloGold Ashanti will contribute its 100% interest in the Iduapriem Mine to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Joint Venture.

There can be no certainty that the Parties will enter into a definitive agreement with respect to the Proposed Joint Venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the Proposed Joint Venture is subject to, among other matters, reaching agreement with the GoG regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

COMPANY - INCOME STATEMENT

For the year ended 31 December

These Company separate annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the Company is South African rands.

SA Rands millions	Notes	2022	2021
Revenue	1	**1,268**	788
Corporate administration, marketing and related expenses	2	**(644)**	(470)
Amortisation of tangible, intangible and right of use assets		**(62)**	(38)
Impairment, derecognition of assets and profit (loss) on disposal		**1**	(9)
Impairment of investment in subsidiary		**(2)**	(1)
Other expenses	3	**(297)**	(250)
Loan impairments		**(37)**	(26)
Interest received		**46**	42
Foreign exchange and fair value adjustments		**(328)**	(164)
Finance costs and unwinding of obligations	4	**(31)**	(29)
Loss before taxation		**(86)**	(157)
Taxation	6	**(6)**	18
Loss for the year		**(92)**	(139)

COMPANY - STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

SA Rands millions	Note	2022	2021
Loss for the year		**(92)**	(139)
Items that will not be reclassified subsequently to profit or loss:		**(188)**	(21)
Actuarial loss recognised	17	**(188)**	(21)
Other comprehensive loss for the year, net of tax		**(188)**	(21)
Total comprehensive loss for the year, net of tax		**(280)**	(160)

COMPANY - STATEMENT OF FINANCIAL POSITION

As at 31 December

SA Rands millions	Notes	2022	2021
ASSETS			
Non-current assets			
Tangible assets	8	**107**	137
Right of use asset	9	**54**	68
Intangible assets	10	**18**	22
Investments in subsidiaries	11	**37,343**	41,107
Other investments		**15**	15
Trade and other receivables	12	**211**	406
Reimbursive right for post-retirement benefits	17	**204**	–
		37,952	41,755
Current assets			
Inventories	13	**42**	72
Trade and other receivables	12	**115**	102
Intra-group receivables	14	**440**	414
Cash and cash equivalents		**1,404**	1,221
		2,001	1,809
Total assets		**39,953**	43,564
EQUITY AND LIABILITIES			
Share capital and premium	15	**52,266**	52,002
Accumulated losses and other reserves		**(18,457)**	(15,216)
Total equity		**33,809**	36,786
Non-current liabilities			
Lease liability	9	**52**	68
Other provisions	16	**396**	569
Provision for post-retirement benefits	17	**1,120**	1,133
		1,568	1,770
Current liabilities			
Lease liability	9	**16**	27
Trade, other payables and other provisions	18	**2,752**	3,276
Intra-group payables	14	**1,808**	1,705
		4,576	5,008
Total liabilities		**6,144**	6,778
Total equity and liabilities		**39,953**	43,564

COMPANY - STATEMENT OF CASH FLOW

For the year ended 31 December

SA Rand millions	Notes	2022	2021
Cash flows from operating activities			
Cash utilised by operations	19	**(1,902)**	(1,114)
Dividends received	1	**1,202**	641
Net cash outflow from operating activities		**(700)**	(473)
Cash flows from investing activities			
Capital expenditure	8	**(11)**	(145)
Acquisition of intangible assets	10	**(2)**	(13)
Proceeds on disposal of tangible assets		**1**	13
Partial redemption of capital		**3,762**	2,418
Repayment of intra-group loans advanced		**92**	158
Interest received		**44**	42
Net cash inflow from investing activities		**3,886**	2,473
Cash flows from financing activities			
Repayment of lease liabilities	9	**(28)**	(54)
Finance costs - borrowings		**(1)**	(2)
Finance costs - leases	9	**(4)**	(5)
Dividends paid	7	**(2,970)**	(3,304)
Net cash outflow from financing activities		**(3,003)**	(3,365)
Net increase (decrease) in cash and cash equivalents		**183**	(1,365)
Cash and cash equivalents at beginning of year		**1,221**	2,586
Cash and cash equivalents at end of year		**1,404**	1,221

COMPANY - STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December

SA Rands millions	Share capital and premium	Other capital reserves [1]	Retained earnings (accumulated losses)	Fair value through OCI	Actuarial gains (losses)	Total equity
Balance at 31 December 2020	52,178	635	(12,961)	(3)	106	39,955
Loss for the year			(139)			(139)
Other comprehensive loss					(21)	(21)
Total comprehensive loss	—	—	(139)	—	(21)	(160)
Shares issued	137					137
Share-based payments for share awards net of exercised		158				158
Dividends paid (note 7)			(3,304)			(3,304)
Preference shares redeemed [2]	(313)		313			—
Balance at 31 December 2021	52,002	793	(16,091)	(3)	85	36,786
Loss for the year			**(92)**			**(92)**
Other comprehensive loss					**(188)**	**(188)**
Total comprehensive loss	**—**	**—**	**(92)**	**—**	**(188)**	**(280)**
Shares issued	**264**					**264**
Share-based payments for share awards net of exercised		**9**				**9**
Dividends paid (note 7)			**(2,970)**			**(2,970)**
Balance at 31 December 2022	**52,266**	**802**	**(19,153)**	**(3)**	**(103)**	**33,809**

(1) *Other capital reserves comprise a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2021: R141m) and equity items for share-based payments of R661m (2021: R652m)*

(2) *During December 2021, the A and B redeemable preference shares were redeemed and the preference share certificates cancelled. All redeemable preference shares were removed from authorised share capital at the Annual General meeting held on 16 May 2022.*

SA Rands millions	2022	2021

1 REVENUE

SA Rands millions	2022	2021
Revenue consists of the following principal categories:		
Revenue - group services [1]	66	147
Dividends received from associates	299	323
Dividends received from subsidiary	903	318
	1,268	788

[1] *This represents the revenue from services to Group companies R16m (2021: R74m) and management fees R50m (2021: R73m).*

2 CORPORATE ADMINISTRATION, MARKETING AND RELATED EXPENSES

SA Rands millions	2022	2021
Corporate administration expenses	525	385
Share scheme and related costs	119	85
	644	470

3 OTHER EXPENSES (INCOME)

SA Rands millions	2022	2021
Legacy costs (recovery) and other expenses	18	(27)
Medical defined benefits	91	90
Royalties received	(37)	(37)
Movement in retrenchment and other provisions, and other costs	(11)	182
Legal fees and project costs	236	42
	297	250

4 FINANCE COSTS AND UNWINDING OF OBLIGATIONS

SA Rands millions	2022	2021
Lease finance costs	4	5
Finance costs on bank loans and other	1	2
	5	7
Unwinding of obligations	26	22
Total finance costs and unwinding of obligations (note 19)	31	29

The interest included within finance costs is calculated at effective interest rates.

SA Rands millions	2022	2021

5 EMPLOYEE BENEFITS

Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**707**	934
Health care and medical scheme costs		
current medical expenses	**14**	17
defined benefit post-retirement medical expenses	**90**	91
Pension and provident plan costs		
defined contribution	**53**	65
Changes in retrenchment provisions	**(11)**	155
Share-based payment expense [1]	**136**	163
Included in other expenses (income) and corporate administration, marketing and related expenses before recharges to group companies	**989**	1,425

(1) Details of the equity-settled share-based payment arrangements of the Group have been disclosed in Group note 9. These arrangements consist of awards by the Company to employees of various Group companies. The income statement expense of R136m (2021: R163m) for the Company is only in respect of awards made to employees of the Company.

Refer to Group note 31 for details of Directors' and Prescribed Officers' emoluments.

SA Rands millions	2022	2021

6 TAXATION

Current taxation		
Normal tax	**4**	2
Prior year under (over) provision	**2**	(20)
	6	(18)
Reconciliation to South African statutory rate		
Implied tax credit at statutory tax rate of 28% [1]	**(24)**	(44)
Increase (decrease) due to:		
Expenses not tax deductible [2]	**33**	44
Tax losses and other not recognised in deferred tax	**331**	266
Withholding taxes	**4**	2
Non-taxable dividend income	**(336)**	(179)
Non-taxable guarantee fees	**(73)**	(97)
Legal fees and project costs	**66**	10
Tax allowances	**3**	–
Adjustments in respect of prior years	**2**	(20)
Income tax per income statement	**6**	(18)

(1) The South African statutory rate:
Non-mining statutory tax rate of 28% (2021: 28%). On 23 February 2022, the South African finance minister announced a change in corporate tax rate from 28% to 27% for companies with years of assessment ending on or after 31 March 2023.
(2) Includes corporate costs, loan impairments and other non-tax effective items.

SA Rands millions	2022	2021
Analysis of unrecognised deferred tax assets		
Available to be utilised against future profits		
- utilisation in excess of twenty years with no expiry date	**6,972**	5,574
	6,972	5,574

At 27% (2021:28%), the unrecognised value of the deferred tax asset is R1,882m (2021: R1,561m). The change in deferred tax rate to 27% resulted in a decrease in unrecognised deferred tax assets of R70m.

SA Rands millions	2022	2021
7 DIVIDENDS		
Ordinary shares		
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021		2,941
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021		363
Dividend number 124 of 217 SA cents per share was declared on 22 February 2022 and paid on 25 March 2022	**907**	
Dividend number 125 of 493 SA cents per share was declared on 5 August 2022 and paid on 9 September 2022	**2,063**	
	2,970	3,304

8 TANGIBLE ASSETS

`

SA Rands millions	Equipment, furniture and fittings
Cost	
Balance at 1 January 2021	147
Additions	
- stay-in-business capital	145
Derecognitions	(131)
Balance at 31 December 2021	161
Accumulated amortisation and impairments	
Balance at 1 January 2021	121
Amortisation for the year	21
Impairments	13
Derecognitions	(131)
Balance at 31 December 2021	24
Net book value at 31 December 2021	137
Cost	
Balance at 1 January 2022	**161**
Additions	
- stay-in-business capital	**11**
Derecognitions	**(5)**
Balance at 31 December 2022	**167**
Accumulated amortisation and impairments	
Balance at 1 January 2022	**24**
Amortisation for the year	**41**
Derecognitions	**(5)**
Balance at 31 December 2022	**60**
Net book value at 31 December 2022	**107**

9 RIGHT OF USE ASSET AND LEASE LIABILITY

SA Rands millions	2022	2021
Land and buildings		
Cost		
Opening balance	**74**	214
Additions	**1**	74
Derecognitions and other movements	**–**	(214)
Closing balance	**75**	74
Accumulated amortisation and impairments		
Opening balance	**6**	196
Amortisation for the year	**15**	16
Impairment of assets	**–**	8
Derecognition and other movements	**–**	(214)
Closing balance	**21**	6
Net book value	**54**	**68**

SA Rands millions	2022	2021
Lease liability reconciliation		
Opening balance	**95**	62
Lease liability recognised	**1**	87
Repayment of lease liabilities	**(28)**	(54)
Finance costs paid on lease liabilities	**(4)**	(5)
Interest charged to the income statement	**4**	5
Closing balance	**68**	95

SA Rands millions	2022	2021
Lease liability		
Non-current	**52**	68
Current	**16**	27
Total	**68**	95

The Company only has one lease which is the corporate office building in Rosebank. A maturity analysis of lease liabilities is provided in note 22.

10 INTANGIBLE ASSETS

SA Rands millions	2022	2021
Software and licenses		
Cost		
Balance at beginning of year	**139**	127
Additions	**2**	13
Transfers and other movements	**–**	(1)
Balance at end of year	**141**	139
Accumulated amortisation and impairment		
Balance at beginning of year	**117**	116
Amortisation for the year	**6**	1
Balance at end of year	**123**	117
Net book value at end of year	**18**	22

SA Rands millions	2022	2021

11 INVESTMENTS IN SUBSIDIARIES

Shares at cost:		
Advanced Mining Software Limited	—	2
AGRe Insurance Company Limited	149	149
AngloGold Ashanti Holdings plc [(1)]	35,836	39,598
AngloGold Ashanti USA Incorporated	1,358	1,358
	37,343	41,107

[(1)] *R3.8bn (2021: R2.4bn) was received from AngloGold Ashanti Holdings plc as a partial reduction of capital.*

SA Rands millions	2022	2021

12 TRADE AND OTHER RECEIVABLES

Non-current		
Deferred compensation asset	206	401
Deposits	5	5
	211	406
Current		
Trade receivables	18	25
Prepayments and accrued income	52	55
Recoverable tax, rebates, levies and duties	37	17
Other receivables	8	5
	115	102
Total trade and other receivables	326	508

SA Rands millions	2022	2021

13 INVENTORIES

Group services - supplies	42	72
Total inventories	42	72

SA Rands millions	2022	2021

14 INTRA-GROUP BALANCES

Intra-group receivables		
AngloGold Ashanti Australia Limited	164	142
AngloGold Ashanti Colombia S.A.	42	45
Minera Quebradona	1	1
AngloGold Ashanti Córrego do Sitío Mineração S.A.	30	24
AngloGold Ashanti (Ghana) Limited	28	43
AngloGold Ashanti Holdings plc	4	4
AngloGold Ashanti (Iduapriem) Limited	20	32
AngloGold Ashanti North America Inc	56	50
Geita Gold Mining Limited	24	18
Mineração Serra Grande S.A.	8	7
Société Ashanti Goldfields de Guinée S.A.	63	48
	440	414
Intra-group payables		
Advanced Mining Software Limited	—	9
AngloGold Ashanti Australia Limited	3	—
AngloGold Ashanti (Ghana) Limited	1	1
AngloGold Ashanti Health (Pty) Limited	6	5
AngloGold Ashanti Holdings plc	1,299	1,221
AngloGold South America Limited	499	469
	1,808	1,705
Included in the statement of financial position as follows:		
Current assets (note 22)	440	414
Current liabilities (note 22)	(1,808)	(1,705)
	(1,368)	(1,291)

Intra-group balances are interest free and are payable on demand.

SA Rands millions	2022	2021

15 SHARE CAPITAL AND PREMIUM

Share capital		
Authorised[1]		
600,000,000 ordinary shares of 25 SA cents each	**150**	150
Issued and fully paid		
418,600,473 (2021: 417,501,452) ordinary shares of 25 SA cents each	**105**	104
Share premium		
Balance at beginning of year	**51,898**	52,073
Ordinary shares issued	**263**	137
Preference shares redeemed[1]	**–**	(312)
Balance at end of year	**52,161**	51,898
Share capital and premium	**52,266**	52,002

[1] *During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled. All redeemable preference shares were removed from authorised share capital at the Annual General meeting held on 16 May 2022.*

SA Rands millions	2022	2021

16 OTHER PROVISIONS

Provision for silicosis		
Balance at beginning of year	**550**	718
Change in estimates	**(9)**	17
Transfer from/ (to) short term provisions included in trade, other payables and other provisions	**42**	(79)
Unwinding of silicosis provision	**51**	47
Utilised during the year	**(250)**	(153)
Balance at end of year	**384**	550
Other provisions		
Balance at beginning of year	**19**	16
Charge to income statement	**57**	82
Transfer to short term provisions included in trade, other payables and other provisions	**(64)**	(79)
Balance at end of year	**12**	19
Total other provisions	**396**	569

SA Rands millions	2022	2021

17 PROVISION FOR POST-RETIREMENT BENEFITS

The retirement schemes consist of the following:		
Post-retirement medical scheme for AngloGold Ashanti's South African employees	**1,120**	1,133

Post-retirement medical scheme for AngloGold Ashanti's South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2022.

Information with respect to the defined benefit liability is as follows:

Benefit obligation		
Balance at beginning of year	**1,133**	1,135
Current service cost	**1**	1
Interest cost	**106**	89
Benefits paid	**(109)**	(113)
Actuarial (gain) loss	**(11)**	21
Balance at end of year	**1,120**	1,133

Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	**10.88%**	9.79%
Expected increase in health care costs	**7.49%**	7.23%
Assumed health care cost trend rates at 31 December:		
Health care cost trend assumed for next year	**7.49%**	7.23%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.49%**	7.23%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

Effect on total service and interest cost - 1% point increase	**8**	8
Effect on post-retirement benefit obligation - 1% point increase	**74**	76
Effect on total service and interest cost - 1% point decrease	**(7)**	(7)
Effect on post-retirement benefit obligation - 1% point decrease	**(66)**	(68)

During 2022 the Company purchased annuities to partly meet its obligations to pay medical aid contributions. Two remaining premiums of R371m are payable on 1 August 2023 and 2024. The annuities are payable monthly and covers 100% of the medical aid contributions payable to retired members. The annuities increase by South African CPI each year.

Reimbursive right for post-retirement benefits		
Premiums paid	**432**	
Benefits paid	**(45)**	
Interest income	**16**	
Actuarial loss	**(199)**	
Balance at end of year	**204**	

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members, less the present value of outstanding medical aid premium payments payable on 1 August 2023 and 2024. The future annuity payments make appropriate allowance for future increases in line with CPI. The main input used in the valuation model are healthcare cost inflation of 6.2%, demographic assumptions and medical aid contribution increases of 7.5%. This is considered a level 3 fair value input.

SA Rands millions	2022

17 PROVISION FOR POST-RETIREMENT BENEFITS CONTINUED

Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED

Cash flows

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:	
2023	**125**
2024	**128**
2025	**130**
2026	**131**
2027	**133**
Thereafter	**473**

18 TRADE, OTHER PAYABLES AND OTHER PROVISIONS

SA Rands millions	2022	2021
Trade payables	**114**	163
Accruals, financial guarantees and other [(1)]	**2,588**	3,050
Short-term provisions	**50**	63
	2,752	3,276

[(1)] *Includes accruals for current portion of the silicosis class action settlement obligation of R210m (2021: R252m) and retrenchments of R5m (2021: R105m).*

Trade and other payables are non-interest bearing and are normally settled within 60 days.

19 CASH UTILISED BY OPERATIONS

SA Rands millions	2022	2021
Loss before taxation	**(86)**	(157)
Adjusted for:		
Amortisation of tangible assets (note 8)	**41**	21
Amortisation of right of use assets (note 9)	**15**	16
Amortisation of intangible assets (note 10)	**6**	1
Finance costs and unwinding of obligations (note 4)	**31**	29
Post retirement medical obligations, silicosis and other provisions	**(822)**	(357)
Impairment, derecognition of assets and loss on disposal	**33**	34
Impairment of investment in subsidiary	**2**	1
Other expenses	**117**	63
Interest received	**(46)**	(42)
Dividends received	**(1,202)**	(641)
Foreign currency translation on intergroup loans	**106**	136
Other non-cash movements	**94**	(64)
Movements in working capital	**(191)**	(154)
	(1,902)	(1,114)
Movements in working capital:		
Decrease in inventories	**30**	1
(Increase) decrease in trade and other receivables	**(12)**	240
Decrease in trade and other payables	**(209)**	(395)
	(191)	(154)

SA Rands millions	2022	2021

20 RELATED PARTIES

Material related party transactions were as follows:		
Sales and services rendered and cost recoveries to related parties		
Subsidiaries[1]	**1,451**	1,668
Purchases and services acquired and cost recoveries from related parties		
Subsidiaries[1]	**48**	22
Outstanding balances arising from sale of goods and services and other loans due by related parties		
Subsidiaries	**578**	517
Provisions for bad debts	**(138)**	(103)
Subsidiaries (note 14)	**440**	414
Outstanding balances arising from sale of goods and services and other loans due by related parties		
Subsidiaries	**1,808**	1,705

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

In 2022, AngloGold Ashanti received R3.8bn (2021: R2.4bn) from AngloGold Ashanti Holdings plc as a partial redemption of capital and a net dividend of R903m (2021: R318m) from AngloGold Ashanti Holdings plc.

Details of guarantees to related parties are included in note 21.

Refer to page 110 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel

Details relating to directors' and prescribed officers' emoluments and shareholdings in the Company are disclosed in Group note 31.

[1] *Includes VAT where applicable.*

SA Rands millions	2022	2021
21 CONTRACTUAL COMMITMENTS AND CONTINGENCIES		
Capital commitments		
Acquisition of tangible assets		
Contracted for	**1**	11
Not contracted for	**2**	3
Authorised by the directors	**3**	14
Allocated to:		
Stay-in-business capital		
- within one year	**3**	14
Contingencies		
Contingent assets		
Royalty – Tau Lekoa Gold Mine(1)	**–**	–
Contingent compensation – Harmony(2)	**–**	–
Guarantees		
Financial guarantees		
Rated bonds(3)	**29,757**	27,986
	29,757	27,986

Contingent assets

(1) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 895,954oz produced have been received to date. No royalties were received during 2021 and 2022 and the Company is pursuing external legal advice in order to recover royalties due.

(2) Contingent compensation - As a result of the sale of the South African assets to Harmony Gold Company Limited (Harmony) effective 30 September 2020, Harmony has agreed to pay AngloGold Ashanti a contingent compensation of $20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the current infrastructure if it is developed.

Guarantees

(3) The Company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 3.75% rated bonds due 1 October 2030, the issued $300m 6.5% rated bonds due 15 April 2040 and the issued $750m 3.375% rated bonds due 1 November 2028.

22 FINANCIAL RISK MANAGMENT ACTIVITIES

Managing risk in the Company

Risk management activities within the Company are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Company's counterparties.

The financial risk management objectives of the Company are defined as follows:

- safeguarding the Company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and that they comply with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future intra-group earnings from investments held by the Company resulting from fluctuations in the price of gold. The Company is also exposed to certain by-product commodity price risk on current or future intra-group earnings from investments held by the Company and foreign exchange risk on intra-group balances. Some of the intra-group balances are denominated in US dollar which exposes the Company to the risk that fluctuations in the SA rand/US dollar exchange rate may have an adverse effect on the intra-group balances.

Interest rate and liquidity risk

Refer note 33 in the Group financial statements. At each of the financial years ended 31 December 2022 and 2021, the Company was in a net current liability position. The Company will fund current liabilities from operating cash flows and dividends received from Group companies and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

SA Rands millions	Within one year	Between one and two years	Between two and five years	After five years	Total
2022					
Financial guarantees				**29,757**	**29,757**
Lease liability (note 9) [1]	**19**	**21**	**35**		**75**
Trade and other payables (note 18)	**2,752**				**2,752**
Intra-group balances (note 14) [2]	**1,808**				**1,808**
2021					
Financial guarantees				27,986	27,986
Lease liability (note 9) [1]	31	19	56		106
Trade and other payables (note 18)	3,276				3,276
Intra-group balances (note 14) [2]	1,705				1,705

[1] *The weighted average incremental borrowing rate at the end of 31 December 2022 is 5.2% (2021: 5.9%)*
[2] *Effective rate less than 0.1%*

Financial guarantees and their related amounts included in the statement of financial position include:

SA Rands millions	2022 Guarantee	2022 Included in statement of financial position	2021 Guarantee	2021 Included in statement of financial position
Rated bonds	**29,757**	**2,125**	27,986	2,385

Credit risk

Refer Group note 33.

The combined maximum credit risk exposure of the Company is as follows:

SA Rands millions	2022	2021
Other investments (excluding equity securities - FVTOCI)	**14**	14
Trade and other receivables	**237**	436
Intra-group balances (note 14)	**440**	414
Cash and cash equivalents	**1,404**	1,221
Total financial assets	**2,095**	2,085
Financial guarantees	**29,757**	27,986

The Company has trade and other receivables that are past due totalling nil (2021: nil) and other investments that are impaired totaling nil (2021: nil). Trade and other receivables arise mainly due to intergroup transactions. Receivables from intergroup transactions are considered to be low credit risk. Credit risk for these assets has not increased significantly since initial recognition. During 2022, the business activities of some of the subsidiaries of the Company changed and the intergroup loans of the subsidiaries were fully impaired by R34m (2021: R26m).

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the Company's other investments as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands millions	2022		2021	
Financial assets				
Other investments	15	15	15	15

The following methods and assumptions were used to estimate fair values:

Cash and cash equivalents, trade, other receivables and other assets, trade and other payables and intragroup receivables and payables.

The carrying amounts approximate fair value due to their short-term nature.

Fair value of financial instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

22 FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED

The following table sets out the Company's financial assets measured at fair value by level within the fair value as at 31 December.

Type of instrument

Assets measured at fair value on a recurring basis	Level 1	Level 2	Level 3	Total
SA Rands millions	**2022**			
Equity securities - FVTOCI		**1**	**–**	**1**
Deferred compensation asset	**–**	**–**	**206**	**206**
	2021			
Equity securities - FVTOCI		1	–	1
Deferred compensation asset	–	–	401	401

Level 3 financial assets

The two components of the deferred compensation assets relating to the sale of the South African producing assets and related liabilities to Harmony are calculated as follows:

a. $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of R206m is being recognised in the statement of financial position as at 31 December 2022.

b. $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Mineral Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony's future investment decisions. Under the conditions prevailing as at 31 December 2022, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

Reconciliation of the deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

SA Rands millions	2022	2021
Opening balance	**401**	406
Unwinding of the deferred compensation asset	**24**	27
Changes in estimates - fair value adjustments[(1)]	**(219)**	(32)
Closing balance[(2)]	**206**	401

[(1)] *Included in the income statement in foreign exchange and fair value adjustments.*

[(2)] *Included in the statement of financial position in non-current trade and other receivables.*

Sensitivity analysis

The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase / decrease in production estimates over the remaining period used in the weighted probability calculation.

	Percentage change in number of ounces	Change in deferred compensation asset ZARm	Percentage change in number of ounces	Change in deferred compensation asset ZARm
	2022		2021	
Effect of changes in assumptions				
Increase in number of ounces	**+10%**	**21**	**+10%**	**40**
Decrease in number of ounces	**-10%**	**(21)**	**-10%**	**(40)**

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony's mining plans, which could differ from the actual mining plans followed by Harmony.

22 FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED

Sensitivity analysis CONTINUED

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of intra-group payables balances at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

SA Rands millions	Change in exchange rate	Change in intra-group payable total Rm	Change in exchange rate	Change in intra-group payable total Rm
	2022		2021	
Intra-group payables				
USD denominated ($/R)	**Spot (-R1.50)**	**(159)**	Spot (-R1.50)	(160)
USD denominated ($/R)	**Spot (+R1.50)**	**159**	Spot (+R1.50)	160

The intra-group payable balances in the denominated currency will not be influenced by a movement in its exchange rate.

23 CAPITAL MANAGEMENT

Capital is managed on a Group basis only and not on a Company basis. Refer to note 34 in the Group financial statements.

24 SUBSEQUENT EVENTS

Dividend declaration - On 22 February 2023, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to 18 US cents).

ANNEXURE A

Summary of material accounting policies

EQUITY-ACCOUNTED INVESTMENTS

Joint ventures and Associates

A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.

Joint ventures and Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose. If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.

In the cash flow statement, dividends received from joint ventures are included in operating activities and dividends received from associates are included in investing activities.

In the Company financial statements, Associates and Joint ventures are accounted for at cost and are adjusted for impairments where appropriate.

In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

JOINT OPERATIONS

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The Group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

FOREIGN CURRENCY TRANSLATION

Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is South African Rands. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

Group companies

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency using closing rates of exchange at the reporting date for assets and liabilities, average rates of exchange for the year for income and expense items and historical rates of exchange for equity items. All resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent's functional currency, is the same as the subsidiary's, associate's, joint venture's or branch's functional currency, no reclassification of FCTR is required.

TANGIBLE ASSETS

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years; and
- computer equipment up to three years.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Mineral Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Mineral Reserve. The proved and probable Mineral Reserve reflects estimated quantities of Mineral Reserve which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the Group. Once determined that any portion of the production stripping costs should be capitalised, the Group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Mineral Reserve of the component of the orebody to which these assets relate.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Mineral Reserve.

Equipment, furniture and fittings in the Company financial statements are included in Mine infrastructure in the Group financial statements.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Mineral Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

- Costs on greenfield sites, being those where the Group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that

future economic benefits are probable, which generally will be the establishment of proved and probable Mineral Reserve at this location;

- Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Mineral Resource after which the expenditure is capitalised as mine development cost; and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

IMPAIRMENT OF NON-FINANCIAL ASSETS

The Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed annually on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives irrespective of whether any impairment indicators have been identified.

For non-financial assets or cash generating units, in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or cash generating units (CGUs) carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches.

Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to consider any specific risks relating to the country where the asset or cash-generating unit is located. Future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money.

A cash generating unit is the smallest identifiable Group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The composition and nature of the Group's CGUs vary and is determined largely by identifying the smallest identifiable group of assets that generates independent cash inflows and factors specific to the Group's mining operations. The Group's CGUs are generally at the individual mine level, with some operating mines consisting of a combination of shafts and/or pits.

The Group allocates regional support assets to the CGUs. If there is an indication that a regional support asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the assets or CGUs carrying amount exceeds their recoverable amount.

DEVELOPMENT EXPENDITURE

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement. Capitalised development costs are included as assets under construction and mine development costs in tangible assets.

GOODWILL

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Mineral Reserve, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

LEASES

The Group assesses whether a contract is or contains a lease, at inception of a contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar

economic environment with similar terms, security and conditions. The Group applies the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:
- fixed lease payments (including in-substance fixed payments), less any lease incentives;
- variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- the amount expected to be payable by the lessee under residual value guarantees;
- the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
- payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
- the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
- the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
- a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:
- periods covered by an option to extend the lease if the Group is reasonably certain to make use of that option; and / or
- periods covered by an option to terminate the lease, if the Group is reasonably certain not to make use of that option.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Group applies IAS 36 *Impairment of Assets* to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

PROVISIONS

Environmental expenditure

The Group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Other

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the Group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

EMPLOYEE BENEFITS

Post-employment benefit obligations

Some Group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Some of these obligations are funded with a purchased insurance policy to which the Group contributes premiums to. As this insurance policy does not meet the definition of a qualifying insurance policy the Group recognises its right to reimbursement under the insurance policy as a separate asset measured at fair value, similar to a defined benefit plan asset. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These assets are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises a liability and expense for termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Share-based payments

The Group's management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the Group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In addition, the Group's management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the Company's share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

In the Company financial statements, share-based payment arrangements with employees of other Group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

REVENUE RECOGNITION

Group

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:

- refined gold;
- by-products including silver and sulphuric acid; and
- doré bars.

Revenue from product sales is recognised at a point in time.

Company

Management fees for Group services rendered are recognised as revenue over time when the services have been rendered. In selected transactions, the Company acts as an agent for the acquisition and delivery of goods from suppliers to an operating entity of the Group. In agency transactions, the Company recognises the fees charged for arranging the service, as revenue at a point in time, when the goods have been delivered.

Dividend income from investments is recognised by the Company when the Company's rights to receive payment have been established.

TAXATION

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.

FINANCIAL INSTRUMENTS

Financial instruments are initially recognised at fair value when the Group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument's acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL), which are expended. The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortised cost compromises of interest bearing borrowings, bank overdrafts and trade and other payables.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

A financial asset is classified as measured at:

- Amortised cost;
- Fair value through other comprehensive income (FVTOCI) - equity instruments; or
- FVTPL.

Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits on call and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which fairly approximates its fair value. For the purposes of the statement of cash flows cash and cash equivalents is net of bank overdrafts as it forms an integral part of the Group's cash management.

Cash restricted for use

Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust, separate bank accounts and cash held by joint operations which are not available for general use by the Group. Cash restricted for use for more than 12 months is classified as a non-current financial asset.

Equity instruments

Listed and unlisted equity investments are included in Other investments in the Statement of Financial Position. Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The Group subsequently measures all equity investments at fair value. Where the Group's management has elected to present fair value gains and losses on equity investments in Other Comprehensive Income (OCI), there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group's right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents, cash restricted for use and debt securities. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL's. Loss allowances are deducted from the gross carrying amount of the assets and the movement on the loss allowance is recognised in profit and loss. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Financial guarantees in the parent company

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value. The fair value of a financial guarantee contract is the present value of the difference between the net contractual cash flows required under a debt instrument, and the net contractual cash flows that would have been required without the guarantee. The liability is amortised in a straight line over the period the guarantee remains in place.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES

For the year ended 31 December

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

		Shares held		Holding	Percentage held	
		2022	**2021**		**2022**	**2021**
Principal subsidiaries and controlled operating entities						
AngloGold Ashanti Australia Limited[(1)]	2	**257,462,077**	257,462,077	I	**100**	100
AngloGold Ashanti Holdings plc	6	**5,326,550,917**	5,326,550,917	D	**100**	100
AngloGold Ashanti USA Incorporated	9	**235**	235	D	**100**	100
Operating entities						
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	**4,167,084,999**	4,167,084,999	I	**100**	100
AngloGold Ashanti (Ghana) Limited[(2)]	4	**132,419,585**	132,419,585	I	**100**	100
AngloGold Ashanti (Iduapriem) Limited	4	**66,270**	66,270	I	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	I	**92.50**	92.50
Geita Gold Mining Limited	8	**123,382,772**	123,382,772	I	**100**	100
Mineração Serra Grande S.A.	3	**1,999,999**	1,999,999	I	**100**	100
Société AngloGold Ashanti de Guinée S.A.	5	**3,486,134**	3,486,134	I	**85**	85
Joint venture operating entities						
Kibali (Jersey) Limited[(3)]	7	**2,324**	2,324	I	**50**	50
Unincorporated joint operation						
Tropicana joint operation	2	**n/a**	n/a	I	**70**	70

(1) *Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.*
(2) *Operates the Obuasi mine in Ghana.*
(3) *90% owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.*

D - Direct Holding
I - Indirect Holding

1	Argentina
2	Australia
3	Brazil
4	Ghana
5	Republic of Guinea
6	Isle of Man
7	Jersey
8	Tanzania
9	United States of America

SHAREHOLDERS' INFORMATION

At 31 December

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are 5% or more of the ordinary issued share capital of the Company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital	Ordinary shares held			
	2022		2021	
	Number	%	Number	%
Public Investment Corporation of South Africa	**51,477,205**	**12.30**	44,332,506	10.62
Black Rock Inc.	**29,536,274**	**7.06**	27,155,066	6.50
Van Eck Associates Corporation	**23,602,172**	**5.64**		
Coronation Holdings			37,322,250	8.94

The Bank of New York Mellon holds 125,736,908 shares representing a holding of 30% (2021: 135,501,107 shares, a 33% holding) through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Shareholder spread as at 31 December 2022:

Class of shareholder	Number of shareholders	% of total shares in issue	Number of shares held	% of total shareholders
Public shareholders	25,531	99.95 %	418,279,499	99.92 %
Non-Public Shareholders	11	0.05 %	147,324	0.04 %
Strategic holdings (Government of Ghana)	1	— %	173,650	0.04 %
Total	25,543	100.00 %	418,600,473	100.00 %

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's Annual Financial Statements 2022, please request same from the contact persons listed at the end of this report, or from the Company's website, or from companysecretary@anglogoldashanti.com, or Private Bag X 20, Rosebank 2196.

GLOSSARY OF TERMS

All-in costs (AIC):	All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine. Non-sustaining costs are those costs incurred at new operations and costs related to 'major projects' at existing operations where these projects will materially increase production. All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in sustaining costs (AISC):	During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note (which was updated in November 2018) on the 'all-in sustaining costs' metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. 'All-in sustaining costs' is an extension of the existing 'total cash cost' metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:	Any products that emanate from the core process of producing gold, including silver and sulphuric acid.
Capital expenditure:	Total capital expenditure on tangible and intangible assets.
Adjusted EBITDA:	Profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates' EBITDA. The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Effective tax rate:	Current and deferred taxation as a percentage of profit before taxation.
Free cash flow:	Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Gain (loss) on non-hedge derivatives and other commodity contracts:	Fair value changes on derivatives that are not designated as hedges in accordance with IFRS 9 - *Financial Instruments*, and other commodity contracts.
Gold produced:	Refined gold in a saleable form derived from the mining process.
Net debt:	Borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents.
Non-foreign operation:	An entity with a functional currency the same as the parent company (ZAR), which differs from the Group presentation currency (USD).
Operating cash flow:	Net cash inflow from operating activities less stay-in-business capital expenditure.
Operating profit:	Gross profit less corporate administration, marketing and related expenses, exploration and evaluation costs, impairment, derecognition of assets and profit (loss) on disposal and other (expenses) income.
Project capital:	Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Price received $/oz:	Attributable gold income including realised non-hedge derivatives divided by attributable ounces sold.
Region:	Defines the operational management divisions within AngloGold Ashanti, namely Africa (Democratic Republic of the Congo, Ghana, Guinea and Tanzania), Australia, and the Americas (Argentina and Brazil). A Project's section (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Projects are currently underway in Colombia and North America.
Rehabilitation:	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Stay-in-business capital:	Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Sustaining capital:	Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:	Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares:	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

ABBREVIATIONS

$ or USD	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIC	All-in costs
AISC	All-in sustaining costs
ASX	Australian Securities Exchange
BBSY	Bank bill swap bid rate
BRL	Brazilian real
bn	Billion
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	The South African Companies Act, No. 71 of 2008, as amended
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
i-XBRL	inline eXtensible Business Reporting Language
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
LIBOR	London Interbank Offer Rate
M or m	Million, depending on the context
Moz	Million ounces
NYSE	New York Stock Exchange
oz	Ounces (troy)
RCF	Revolving Credit Facility
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
Strate	South Africa's Central Securities Depositary
TZS	Tanzanian Shillings
US/USA	United States of America
XBRL	eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This document may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited

Registration

No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors:

Ernst & Young Inc.

Offices

Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

A Calderon~
(Chief Executive Officer)
G Doran~
(Chief Financial Officer)

Non-Executive

MDC Ramos ^ (Chairman)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
MC Richter #+
JE Tilk %

*British %Canadian # American
~Australian + Panamanian
^ South African ° Ghanaian

Officers

LM Goliath
Group Company Secretary

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey

Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia

Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

AngloGoldAshanti

www.anglogoldashanti.com